United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

October 2026

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒   Form 40-F ☐

Interim Financial Statements

September 30, 2026

Tubarão unit – ES
Photo: Gabriel Lordello

Contents

Consolidated Interim Income Statement 3
Consolidated Interim Statement of Comprehensive Income 4
Consolidated Interim Statement of Cash Flows 5
Consolidated Interim Statement of Financial Position 6
Consolidated Interim Statement of Changes in Equity 7
Performance 8
1. Corporate information 9
2. Significant events and transactions related to the three-month period ended September 30, 2026 10
3. Information by business segment and geographic area 10
4. Costs and expenses by nature 13
5. Taxes 14
6. Basic and diluted earnings per share 16
Working capital 17
7. Accounts receivable 18
8. Inventories 18
9. Suppliers and other payables 19
10. Cash flows from operating activities 19
Operating assets 20
11. Property, plant, and equipment 21
12. Provision for de-characterization of dam structures and asset retirement obligations 22
13. Intangible assets 23
14. Railway concessions 24
Financial management 25
15. Financial results 26
16. Financial assets and liabilities 27
17. Financial and capital risk management 28
18. Loans and borrowings 31
19. Leases 32
20. Other financial assets and liabilities 33
21. Cash flows from financing activities 34
Provisions, contingencies and other commitments 36
22. Brumadinho dam failure 37
23. Liabilities related to associates and joint ventures 39
24. Legal and administrative proceedings 41
Capital structure 44
25. Equity 45
Related parties 47
26. Investments in associates and joint ventures 48
27. Acquisitions and divestitures 49
28. Employee benefits 51
29. Related parties 52
Basis of preparation and other requirements 55
30. Basis of preparation of condensed consolidated interim financial statements 56
Report of independent registered public accounting firm 57

		Three-month period ended September 30,		Nine-month period ended September 30,
	Notes	2026	2025	2026	2025
Net operating revenue	3(b)	10,599	10,420	30,355	27,343
Cost of goods sold and services rendered	4(a)	(7,940)	(6,632)	(21,407)	(18,168)
Gross profit		2,659	3,788	8,948	9,175

Operating expenses
Selling and administrative	4(b)	(159)	(158)	(487)	(434)
Research and development		(189)	(151)	(505)	(433)
Pre-operating and operational stoppage	12	(86)	(50)	(235)	(211)
Other operating expenses, net	4(c)	(390)	(268)	(1,252)	(748)
Impairment and other results related to non-current assets, net	11, 13 and 27	(242)	(370)	(346)	(755)
Operating income		1,593	2,791	6,123	6,594

Financial income	15	110	148	360	376
Financial expenses	15	(434)	(396)	(1,261)	(1,182)
Other financial items, net	15	462	(91)	600	819
Equity results and other results in associates and joint ventures	23 and 26	(197)	160	(61)	151
Income before income taxes		1,534	2,612	5,761	6,758

Income taxes	5	(259)	83	(1,132)	(532)

Net income		1,275	2,695	4,629	6,226
Net income attributable to noncontrolling interests		20	10	106	30
Net income attributable to Vale S.A.'s shareholders		1,255	2,685	4,523	6,196

Earnings per share attributable to Vale S.A.'s shareholders	6
Basic and diluted earnings per common share (US$)		0.29	0.63	1.06	1.45

The accompanying notes are an integral part of these interim financial statements.

3

Consolidated Interim Statement of Comprehensive Income

		Three-month period ended September 30,		Nine-month period ended September 30,
	Notes	2026	2025	2026	2025
Net income		1,275	2,695	4,629	6,226
Other comprehensive income (loss):
Items that will not be reclassified to income statement
Translation adjustments of the Parent Company		(23)	1,019	2,060	5,576
Retirement benefit obligations		35	(12)	41	40
		12	1,007	2,101	5,616

Items that may be reclassified to income statement
Translation adjustments of foreign operations		32	(546)	(783)	(1,409)
Hedge of net investment in foreign operation	17(a.iv)	2	73	171	359
Reclassification of cumulative translation adjustment to income statement		-	-	-	10
		34	(473)	(612)	(1,040)
Comprehensive income		1,321	3,229	6,118	10,802

Comprehensive income (loss) attributable to noncontrolling interests		23	(3)	117	124
Comprehensive income attributable to Vale S.A.'s shareholders		1,298	3,232	6,001	10,678

Items above are stated net of tax, when applicable, and the related taxes effects are disclosed in note 5.

The accompanying notes are an integral part of these interim financial statements.

4

Consolidated Interim Statement of Cash Flows

Nine-month period ended September 30,	Notes	2026	2025
Cash generated from operations	10	8,642	9,039
Payment of interest on loans, financing and other financial liabilities	21	(740)	(694)
Receipts from the settlement of derivatives, net	17	702	376
Payments related to the Brumadinho event	22	(595)	(594)
Payments related to de-characterization of dams	12	(228)	(272)
Payments related to participative shareholder's debentures remuneration	20(b)	(139)	(131)
Payments of income taxes (including refinancing programs)		(832)	(1,622)
Net cash generated by operating activities		6,810	6,102

Cash flow from investing activities:
Acquisition of property, plant and equipment and intangible assets		(3,876)	(3,817)
Payments related to the Samarco dam failure	23(a)	(1,080)	(2,122)
Cash received from disposal and acquisition of investments, net	27	–	1,006
Dividends received from associates and joint ventures		111	138
Short-term investment, net		187	194
Other investing activities, net		852	(9)
Net cash used in investing activities		(3,806)	(4,610)

Cash flow from financing activities:
Loans and borrowings from third parties	21	1,123	4,298
Payments of loans and borrowings to third parties	21	(2,028)	(1,431)
Payments of leasing	19(b)	(125)	(105)
Dividends and interest on capital paid to Vale S.A.’s shareholders	25(d.i)	(4,421)	(3,464)
Shares buyback program	25(c)	(214)	–
Net cash used in financing activities		(5,665)	(702)

Net (decrease) increase in cash and cash equivalents		(2,661)	790
Cash and cash equivalents at the beginning of the period		7,372	4,953
Effect of exchange rate changes on cash and cash equivalents		130	274
Cash from subsidiaries classified as non-current assets held for sale		–	(115)
Cash and cash equivalents at end of the period		4,841	5,902

The accompanying notes are an integral part of these interim financial statements.

5

	Notes	September 30, 2026	December 31, 2025
Assets
Current assets
Cash and cash equivalents	16	4,841	7,372
Short-term investments	16	195	194
Accounts receivable	7	2,955	2,297
Other financial assets	20	798	457
Inventories	8	6,058	5,937
Recoverable taxes	5(d)	1,509	1,505
Other		565	529
		16,921	18,291
Non-current assets held for sale	27(a)	25	–
		16,946	18,291
Non-current assets
Judicial deposits	24(c)	573	651
Other financial assets	20	1,135	482
Recoverable taxes	5(d)	1,757	1,776
Deferred income taxes	5(b)	6,010	6,318
Other		564	1,400
		10,039	10,627

Investments	26	5,354	5,029
Intangible assets	13	9,407	8,953
Property, plant, and equipment	11	46,694	43,625
		71,494	68,234
Total assets		88,440	86,525

Liabilities and shareholders' equity
Current liabilities
Suppliers and other payables	9	6,814	5,565
Loans and borrowings	18	1,190	518
Leases	19	161	160
Railway concession	14	529	570
Other financial liabilities	20	638	655
Taxes payable	5(d)	765	687
Settlement programs ("REFIS")	5(d)	471	423
Liabilities related to Brumadinho	22	706	758
Liabilities related to associates and joint ventures	23	745	1,082
De-characterization of dams and asset retirement obligations	12	1,043	868
Provisions for litigation	24(a)	164	144
Employee benefits	28	1,055	1,133
Dividends payable	25(d.i)	22	2,651
Other		868	656
		15,171	15,870
Liabilities associated with non-current assets held for sale	27(a)	199	–
		15,370	15,870
Non-current liabilities
Loans and borrowings	18	16,341	17,616
Leases	19	441	508
Railway concession	14	1,765	1,824
Other financial liabilities	20	3,240	3,047
Settlement programs ("REFIS")	5(d)	519	784
Deferred income taxes	5(b)	171	107
Liabilities related to Brumadinho	22	905	1,153
Liabilities related to associates and joint ventures	23	1,481	1,531
De-characterization of dams and asset retirement obligations	12	4,998	5,294
Provisions for litigation	24(a)	1,021	899
Employee benefits	28	1,142	1,214
Streaming transactions		1,932	1,968
Other		537	360
		34,493	36,305
Total liabilities		49,863	52,175

Equity	25
Equity attributable to Vale S.A.'s shareholders		37,618	33,509
Equity attributable to noncontrolling interests		959	841
Total equity		38,577	34,350
Total liabilities and equity		88,440	86,525

The accompanying notes are an integral part of these interim financial statements.

6

	Notes	Share capital	Capital reserve	Profit reserves	Treasury shares	Other reserves	Cumulative translation adjustments	Retained earnings	Equity attributable to Vale S.A.’s shareholders	Equity attributable to noncontrolling interests	Total equity
Balance as of December 31, 2025		61,614	1,139	17,482	(3,910)	(683)	(42,133)	-	33,509	841	34,350
Net income		-	-	-	-	-	-	4,523	4,523	106	4,629
Other comprehensive income		-	-	1,130	-	25	323	-	1,478	11	1,489
Dividends and interest on capital of Vale S.A.'s shareholders	25(d)	-	-	-	-	-	-	(1,701)	(1,701)	-	(1,701)
Capital Increase	25(a)	100	-	(100)	-	-	-	-	-	-	-
Capital transactions		-	-	-	-	(3)	-	-	(3)	1	(2)
Shares buyback program	25(c)	-	-	-	(214)	-	-	-	(214)	-	(214)
Share-based payment programs	28(a)	-	-	-	10	16	-	-	26	-	26
Treasury shares canceled	25(b)	-	-	(1,388)	1,388	-	-	-	-	-	-
Balance as of September 30, 2026		61,714	1,139	17,124	(2,726)	(645)	(41,810)	2,822	37,618	959	38,577

Balance as of December 31, 2024		61,614	1,139	18,676	(3,911)	(729)	(43,383)	-	33,406	1,122	34,528
Net income		-	-	-	-	-	-	6,196	6,196	30	6,226
Other comprehensive income		-	-	2,804	-	69	1,597	-	4,470	94	4,564
Dividends and interest on capital of Vale S.A.'s shareholders	25(d)	-	-	(1,596)	-	-	-	(1,448)	(3,044)	(3)	(3,047)
Capital transactions		-	-	-	-	(11)	-	-	(11)	-	(11)
Share-based payment programs	28(a)	-	-	-	1	20	-	-	21	-	21
Balance as of September 30, 2025		61,614	1,139	19,884	(3,910)	(651)	(41,786)	4,748	41,038	1,243	42,281

The accompanying notes are an integral part of these interim financial statements.

7

8

1. Corporate information

Vale S.A. (“Parent Company”) is a public company headquartered in the city of Rio de Janeiro, Brazil. Vale S.A.’s share capital consists of common shares traded on B3 under the code VALE3. The Company also has American Depositary Receipts ("ADRs") traded on the New York Stock Exchange ("NYSE") under the code VALE. Additionally, the shares are traded on LATIBEX under the code XVALO. The shareholding structure is presented in note 25 to these interim financial statements.

Vale S.A., together with its subsidiaries (“Vale” or the “Company”), is one of the world’s largest producers of iron ore and nickel, and also produces iron ore pellets and briquettes, copper, and by-products such as platinum-group metals (PGM), gold, silver, and cobalt.

The Company also engages in greenfield mineral exploration in five countries: Brazil, Canada, Chile, Peru, and Indonesia. In addition, Vale holds interests in associates and joint ventures, primarily involved in the production of ferrous products and base metals, in the operation of logistics infrastructure, and in energy businesses that aim to meet part of Vale’s consumption needs through renewable sources. The list of the Company’s investments in associates and joint ventures is presented in note 26.

The Company’s business is organized into two operating segments: “Iron Ore Solutions” and “Vale Base Metals” (note 3).

Iron Ore Solutions

It comprises the extraction of iron ore, the production of pellets and other ferrous products, as well as large-scale logistics systems and distribution centers integrated with its mining operations, including railways, maritime terminals, and ports.

•        Iron ore. The Company operates three systems in Brazil for the production and distribution of iron ore:

North System. Composed of three mining complexes, the Carajás Railroad (Estrada de Ferro Carajás – EFC), and a maritime terminal.

Southeast System. Composed of three mining complexes, the Vitória–Minas Railway (Estrada de Ferro Vitória a Minas – EFVM), and maritime terminals.

South System. Composed of two mining complexes and maritime terminals.

•        Iron ore pellets and other ferrous products. Vale has a diversified portfolio of agglomerated products, including pellets and briquettes. The Company operates eight pelletizing plants in Brazil, two in Oman dedicated to pellet production, and two briquette plants in Brazil for briquette production.

Most of these products are sold to the international market through the group’s main trading company, Vale International S.A. (“VISA”), a wholly owned subsidiary of Vale headquartered in Switzerland.

Vale Base Metals

The Vale Base Metals segment is operated by the holding company Vale Base Metals Limited (VBM), a Vale subsidiary headquartered in the United Kingdom, and comprises the production of nickel, copper, and their respective by-products. The Company also has streaming transactions related to nickel and copper by-products.

•       Nickel. The main operations are conducted by Vale Canada Limited (“Vale Canada”), which operates mines and processing plants in Canada and Brazil, as well as nickel refining facilities in the United Kingdom and Japan. In Canada, the Company produces copper concentrates and cathodes associated with its nickel operations in Sudbury (Ontario) and Voisey’s Bay (Newfoundland and Labrador), as well as refined cobalt in Long Harbour (Newfoundland and Labrador). In Sudbury, Canada, the ore extracted generates cobalt, PGMs, silver, and gold as by-products, which are processed at the refining facilities in Port Colborne (Ontario). In addition, the Company also holds investments in nickel operations in Indonesia through its associate PT Vale Indonesia Tbk.

•       Copper. In Brazil, the Company produces copper concentrates at Sossego and Salobo, located in Carajás, in the state of Pará. The copper operations at Sossego and Salobo also produce silver and gold as by-products.

9

2. Significant events and transactions related to the three-month period ended September 30, 2026

•	Agreement to purchase 30% of equity interest in Ligga S.A. – In September 2026, the Company entered into a binding agreement to acquire a 30% equity interest in the mining company Ligga S.A. through the subscription of newly issued shares for an amount of US$189. Completion of the transaction is expected to occur by the end of 2026 and is subject to customary closing conditions. Further details are presented in Note 27(b) to these interim financial statements.
•	Shareholders’ remuneration – In July 2026, the Board of Directors approved shareholders’ remuneration in the amount of US$1,701, which was fully paid in September 2026. Further details are presented in Note 25(d) to these interim financial statements.
•	New share buyback program – In July 2026, the Board of Directors approved a new share buyback program, which has started from August, 2026, after the termination of the previously existing program. Further details are set out in note 25(c) of these interim financial statements.

3. Information by business segment and geographic area

The reportable operating segments are aligned with the products and reflect the structure used by Management to assess the Company’s performance. The boards responsible for making operational decisions, allocating resources, and evaluating performance, which include the Executive Committee and the Board of Directors, use adjusted EBITDA as the performance measure by business segment.

Segment	Main activities
Iron Ore Solutions	Comprises the extraction and production of iron ore, iron ore pellets, other ferrous products, and its logistic related services.
Vale Base Metals	Includes the extraction and production of nickel and its by-products (gold, silver, cobalt, and other metals), and copper, as well as its by-products (gold and silver).

The Company’s adjusted EBITDA is calculated based on operating income (loss), including the EBITDA of associates and joint ventures, which corresponds to a measure of ‘equity results’ (note 26), and excluding (i) depreciation, depletion and amortization; and (ii) impairment and other results related to non-current assets, net, and other items.

In addition, unallocated items to the operating segment include corporate expenses, research and development of greenfield exploration projects, as well as expenses related to the Brumadinho event and de-characterization of dams and asset retirement obligations.

10

a) Adjusted EBITDA

		Three-month period ended September 30,		Nine-month period ended September 30,
	Notes	2026	2025	2026	2025
Iron ore		2,078	3,418	7,080	8,147
Iron ore pellets		516	512	1,411	1,525
Other ferrous products and logistics services		39	42	104	164
Iron Ore Solutions		2,633	3,972	8,595	9,836

Nickel		98	114	669	356
Copper		1,021	614	2,996	1,698
Others - Vale Base Metals		(14)	(41)	(74)	(92)
Vale Base Metals		1,105	687	3,591	1,962

Unallocated items		(411)	(290)	(1,353)	(928)

Adjusted EBITDA		3,327	4,369	10,833	10,870

Depreciation, depletion and amortization	10	(926)	(761)	(2,682)	(2,245)
Impairment and other results related to non-current assets, net and other (i)		(480)	(525)	(1,132)	(1,245)
Equity results and other results from associates and joint ventures (ii)		(525)	(132)	(957)	(635)
Financial results	15	138	(339)	(301)	13
Income before income taxes		1,534	2,612	5,761	6,758

(i) Includes US$(242) and US$(346) of results related to non-current assets net for the three and nine-month period ended September 30, 2026, respectively (2025: US$(370) and US$(755)), and US$(238) and US$(786) of expenses to reflect the performance of streaming transactions at market prices, for the three and nine-month period ended September 30, 2026, respectively (2025: US$(155) and US$(490)).

(ii) Includes the portion of equity-accounted results not attributable to the EBITDA of associates and joint ventures, as well as the effect of other results from associates and joint ventures.

b) Net operating revenue by business segment and geographic area

	Three-month period ended September 30, 2026
	Iron Ore Solutions				Vale Base Metals
	Iron ore	Iron ore pellets	Other ferrous products and logistics services	Total Iron Ore Solutions	Nickel	Copper	Others - Vale Base Metals	Total Vale Base Metals	Net operating revenue
China (i)	4,682	22	–	4,704	143	44	89	276	4,980
Japan	493	26	–	519	73	–	–	73	592
Asia, except Japan and China	851	75	6	932	163	265	34	462	1,394
Brazil	208	344	163	715	36	–	7	43	758
United States of America	–	72	–	72	277	–	14	291	363
Americas, except United States and Brazil	–	80	–	80	133	–	–	133	213
Germany	86	52	–	138	163	159	26	348	486
Europe, except Germany	108	70	1	179	280	845	39	1,164	1,343
Middle East, Africa, and Oceania	–	428	–	428	42	–	–	42	470
Net operating revenue	6,428	1,169	170	7,767	1,310	1,313	209	2,832	10,599

11

	Three-month period ended September 30, 2025
	Iron Ore Solutions				Vale Base Metals
	Iron ore	Iron ore pellets	Other ferrous products and logistics services	Total Iron Ore Solutions	Nickel	Copper	Others - Vale Base Metals	Total Vale Base Metals	Net operating revenue
China (i)	5,431	14	–	5,445	118	117	15	250	5,695
Japan	467	75	–	542	78	–	–	78	620
Asia, except Japan and China	694	67	10	771	140	180	–	320	1,091
Brazil	242	333	188	763	14	–	5	19	782
United States of America	–	32	–	32	232	–	11	243	275
Americas, except United States and Brazil	–	55	–	55	126	–	–	126	181
Germany	72	26	–	98	75	134	–	209	307
Europe, except Germany	172	21	–	193	207	513	26	746	939
Middle East, Africa, and Oceania	–	524	–	524	6	–	–	6	530
Net operating revenue	7,078	1,147	198	8,423	996	944	57	1,997	10,420

(i) Includes operating revenue of China Mainland in the amount of US$4,873 (2025: US$5,604) and Taiwan in the amount of US$107 (2025: US$91).

	Nine-month period ended September 30, 2026
	Iron Ore Solutions				Vale Base Metals
	Iron ore	Iron ore pellets	Other ferrous products and logistics services	Total Iron Ore Solutions	Nickel	Copper	Others - Vale Base Metals	Total Vale Base Metals	Net operating revenue
China (i)	13,659	42	7	13,708	446	352	126	924	14,632
Japan	1,542	109	1	1,652	198	–	–	198	1,850
Asia, except Japan and China	2,135	187	12	2,334	360	719	45	1,124	3,458
Brazil	699	1,051	485	2,235	103	–	14	117	2,352
United States of America	–	181	1	182	761	–	56	817	999
Americas, except United States and Brazil	–	224	–	224	427	–	–	427	651
Germany	250	144	–	394	410	650	26	1,086	1,480
Europe, except Germany	476	161	2	639	918	2,069	88	3,075	3,714
Middle East, Africa, and Oceania	–	1,162	–	1,162	57	–	–	57	1,219
Net operating revenue	18,761	3,261	508	22,530	3,680	3,790	355	7,825	30,355

	Nine-month period ended September 30, 2025
	Iron Ore Solutions				Vale Base Metals
	Iron ore	Iron ore pellets	Other ferrous products and logistics services	Total Iron Ore Solutions	Nickel	Copper	Others - Vale Base Metals	Total Vale Base Metals	Net operating revenue
China (i)	13,242	14	–	13,256	316	305	33	654	13,910
Japan	1,466	134	1	1,601	184	–	–	184	1,785
Asia, except Japan and China	1,762	189	18	1,969	335	395	7	737	2,706
Brazil	724	1,036	542	2,302	53	–	16	69	2,371
United States of America	–	153	–	153	653	–	38	691	844
Americas, except United States and Brazil	–	149	–	149	400	–	–	400	549
Germany	231	97	–	328	343	546	6	895	1,223
Europe, except Germany	569	67	–	636	654	1,218	37	1,909	2,545
Middle East, Africa, and Oceania	–	1,367	–	1,367	43	–	–	43	1,410
Net operating revenue	17,994	3,206	561	21,761	2,981	2,464	137	5,582	27,343

(i) Includes operating revenue of China Mainland in the amount of US$14,310 (2025: US$13,635) and Taiwan in the amount of US$322 (2025: US$275).

No customer individually represented 10% or more of the Company’s revenues in the periods presented above.

12

c) Costs of goods sold and services rendered by business segment

	Three-month period ended September 30,		Nine-month period ended September 30,
	2026	2025	2026	2025
Iron Ore	4,295	3,673	11,628	9,870
Iron Ore Pellets	714	677	1,981	1,813
Other ferrous products and logistics services	178	181	498	458
Iron Ore Solutions	5,187	4,531	14,107	12,141

Nickel	1,225	871	3,081	2,559
Copper	469	437	1,374	1,178
Others - Vale Base Metals	197	60	345	135
Vale Base Metals	1,891	1,368	4,800	3,872

Depreciation, depletion and amortization	862	733	2,500	2,155
Cost of goods sold and services rendered	7,940	6,632	21,407	18,168

d) Assets by geographic area

	September 30, 2026				December 31, 2025
	Investments in associates and joint ventures	Intangible assets	Property, plant and equipment	Total	Investments in associates and joint ventures	Intangible assets	Property, plant and equipment	Total
Brazil	2,921	9,400	37,287	49,608	2,593	8,944	33,755	45,292
Canada	–	5	7,693	7,698	–	8	8,054	8,062
Americas, except Brazil and Canada	–	–	3	3	–	–	4	4
Indonesia	1,872	–	1	1,873	1,842	–	63	1,905
China	–	1	2	3	–	1	3	4
Asia, except Indonesia and China	–	–	577	577	–	–	623	623
Europe	–	1	576	577	–	–	617	617
Oman	561	–	555	1,116	594	–	506	1,100
Total	5,354	9,407	46,694	61,455	5,029	8,953	43,625	57,607

4. Costs and expenses by nature

a) Cost of goods sold, and services rendered

	Three-month period ended September 30,		Nine-month period ended September 30,
	2026	2025	2026	2025
Services	1,489	1,297	4,213	3,515
Shipping and other freight costs	1,698	1,404	4,287	3,668
Depreciation, depletion and amortization	862	733	2,500	2,155
Personnel	903	743	2,565	2,126
Materials	872	756	2,330	2,099
Acquisition of products	939	693	2,239	1,876
Royalties	373	343	1,066	908
Fuel, oil and gas	357	302	968	856
Energy	224	156	611	416
Other	223	205	628	549
Total	7,940	6,632	21,407	18,168

13

b) Selling and administrative expenses

	Three-month period ended September 30,		Nine-month period ended September 30,
	2026	2025	2026	2025
Personnel	64	65	194	186
Services	51	40	149	100
Depreciation and amortization	11	16	38	47
Other	33	37	106	101
Total	159	158	487	434

c) Other operating expenses, net

		Three-month period ended September 30,		Nine-month period ended September 30,
	Notes	2026	2025	2026	2025
Expenses related to Brumadinho event	22	155	78	377	278
Provisions (reversals) related to the de-characterization of dams and asset decommissioning obligations, net	12	35	(56)	(30)	(109)
Provision for litigations	24(a)	56	128	173	219
Profit sharing program		29	32	86	95
Expenses related to socio-environmental commitments		25	28	415	76
Other		90	58	231	189
Total		390	268	1,252	748

5. Taxes

a) Income tax reconciliation

The reconciliation of the taxes calculated according to the nominal tax rates and the amount of taxes recorded is shown below:

	Three-month period ended September 30,		Nine-month period ended September 30,
	2026	2025	2026	2025
Income before income taxes	1,534	2,612	5,761	6,758
Income taxes at statutory rate (34%)	(522)	(888)	(1,959)	(2,298)
Adjustments that affect the taxes basis:
Interest on capital	313	275	791	724
Tax incentives	140	300	632	842
Foreign exchange effects on tax losses and others	(136)	140	(433)	191
Effects on tax computation of foreign operations	(4)	6	(56)	(85)
Equity results	43	49	104	101
Provision related to Samarco	(111)	(11)	(160)	(114)
Tax effects arising from divestments and acquisitions, net	–	12	–	(122)
Deduction of CSLL in Brazil	–	128	–	128
Others	18	72	(51)	101
Income taxes	(259)	83	(1,132)	(532)
Current tax	(153)	294	(795)	(177)
Deferred tax	(106)	(211)	(337)	(355)
Income taxes	(259)	83	(1,132)	(532)

14

b) Deferred income tax assets and liabilities

	Assets	Liabilities	Deferred taxes, net
Balance as of December 31, 2025	6,318	107	6,211
Effect in income statement	(514)	(176)	(338)
Other comprehensive income	(292)	17	(309)
Transfer between assets and liabilities	220	220	–
Translation adjustment	278	3	275
Balance as of September 30, 2026	6,010	171	5,839

Balance as of December 31, 2024	8,244	445	7,799
Effect in income statement	(413)	(82)	(331)
Transfer between assets and liabilities	(65)	(65)	–
Translation adjustment	1,135	63	1,072
Incorporations, acquisitions and divestments	(10)	(295)	285
Balance as of September 30, 2025	8,891	66	8,825

c) Uncertain tax positions (“UTP”)

The amount under discussion with the tax authorities is US$8,176 as of September 30, 2026 (December 31, 2025: US$7,200), which represents a potential tax liability to be recognized if the tax authorities do not accept the tax treatment adopted by the Company. Additionally, Vale would also be subject to a write-off of deferred tax asset in the amount of US$1,889 as of September 30, 2026 (December 31, 2025: US$1,658), due to the reduction of tax losses and negative basis of the CSLL. The Company's total exposure is shown in the table below:

	September 30, 2026			December 31, 2025
	Assessed (i)	Potential (ii)	Total	Assessed (i)	Potential (ii)	Total
UTPs not recorded on statement of financial position
Transfer pricing over the exportation of ores to a foreign subsidiary	5,566	1,921	7,487	4,819	1,808	6,627
Expenses of interest on capital	1,394	–	1,394	1,311	–	1,311
Proceeding related to income tax paid abroad	647	–	647	517	–	517
Goodwill amortization	1,145	80	1,225	1,008	77	1,085
Payments to Renova Foundation	838	294	1,132	733	277	1,010
Others	475	–	475	470	–	470
	10,065	2,295	12,360	8,858	2,162	11,020

(i) Includes the tax effects arising from the reduction of the tax losses and negative basis of the CSLL, with fines and interest.

(ii) Includes the principal, without fines and interest.

15

d) Recoverable and payable taxes and settlement programs (REFIS)

	Current assets		Non-current assets		Current liabilities		Non-current liabilities
	September 30, 2026	December 31, 2025	September 30, 2026	December 31, 2025	September 30, 2026	December 31, 2025	September 30, 2026	December 31, 2025
Value-added tax ("ICMS")	434	311	15	19	58	52	–	–
Brazilian federal contributions ("PIS" and "COFINS")	369	208	1,374	1,293	2	2	–	–
Income taxes	691	973	367	462	484	351	–	–
Financial compensation for the exploration of mineral resources ("CFEM")	–	–	–	–	61	77	–	–
Other	15	13	1	2	160	205	–	–
Total taxes payable and recoverable	1,509	1,505	1,757	1,776	765	687	–	–

REFIS liabilities (i)	–	–	–	–	471	423	519	784
Total REFIS liabilities	–	–	–	–	471	423	519	784

(i) The balance mainly relates to the settlement programs of claims regarding the collection of income tax and social contribution on equity gains of foreign subsidiaries and associates from 2003 to 2012. This amount bears SELIC interest rate (Special System for Settlement and Custody) and will be paid in monthly installments until October 2028 and the impact of the SELIC over the liability is recorded under the Company’s financial results (note 15).

6. Basic and diluted earnings per share

The basic and diluted earnings per share are presented below:

	Three-month period ended September 30,		Nine-month period ended September 30,
	2026	2025	2026	2025
Net income attributable to Vale S.A.'s shareholders	1,255	2,685	4,523	6,196

Thousands of shares
Weighted average number of common shares outstanding	4,264,534	4,268,779	4,261,158	4,268,773
Weighted average number of common shares outstanding and potential ordinary shares	4,271,103	4,274,808	4,267,727	4,274,801

Basic and diluted earnings per share attributable to Vale S.A.'s shareholders
Common share (US$)	0.29	0.63	1.06	1.45

16

Working capital

Working capital

Iron ore pellets
Photo: Gabriel Lordello

17

7. Accounts receivable

	Notes	September 30, 2026	December 31, 2025
Receivables from contracts with customers
Third parties
Iron Ore Solutions		1,713	1,276
Vale Base Metals		1,147	944
Other		12	16
Related parties	29(b)	138	115
Accounts receivable		3,010	2,351
Expected credit loss		(55)	(54)
Accounts receivable, net		2,955	2,297

Provisionally priced commodities sales - The Company is mainly exposed to iron ore and copper price risk. The determination of the final sales price for these commodities is based on the pricing period outlined in the sales contracts, typically occurring after the revenue recognition date. Consequently, the Company initially recognizes revenue using a provisional invoice. Subsequently, the receivables associated with provisionally priced products are measured at fair value through profit or loss (note 16) and any fluctuations in the value of these receivables are presented as net operating revenue in the income statement. In the period ended September 30, 2026, the net operating revenue arising from fair value adjustments to provisionally priced contracts totaled US$45.

The sensitivity of the Company’s risk related to the final settlement of provisionally priced accounts receivable is detailed below:

	September 30, 2026
	Thousand metric tons	Provisional price (US$/ton)	Variation	Effect on revenue (US$ million)
Iron ore	28,195	93	+-10%	+- 264
Pellet	198	93	+-10%	+-2
Copper	97	13,955	+-10%	+- 140

8. Inventories

	September 30, 2026	December 31, 2025
Finished products
Iron Ore Solutions	3,232	3,184
Vale Base Metals	777	686
	4,009	3,870

Work in progress	850	901
Consumable inventory	1,200	1,168

Write-down to net realizable value	(1)	(2)
Total of inventories	6,058	5,937

The cost of goods sold is presented in note 4(a).

18

9. Suppliers and other payables

	Notes	September 30, 2026	December 31, 2025
Third parties		6,374	5,331
Related parties	29(b)	440	234
Total		6,814	5,565

The financial liabilities presented as suppliers and other payables in the Company's statement of financial position represent the outstanding balance of invoices for purchases of goods and services, with an average payment term of approximately 60 days.

The Company is party to supplier finance arrangements ("Arrangements"), which have two distinct natures: (i) part of these arrangements is connected to the working capital strategy used in the Company's usual operating cycle, being the payment term extension limited to a short-term period, and (ii) part of these arrangements is intended to allow certain suppliers to advance their receivables with Vale arising from purchases of materials and services, without any type of change in value or payment terms for the Company. These Arrangements continue to be presented as suppliers in the Company's statement of financial position, as the terms and conditions of the original liabilities were not substantially modified. The carrying amount related to these transactions was US$1,438 as of September 30, 2026 (US$1,386 as of December 31, 2025), for which the suppliers had already received payment from the finance providers.

Financial charges related to the increase in payment terms are recognized in the financial results as "Interest on working capital transactions" (note 15). The financial charges and foreign exchange gains/losses recognized in the income statement for the nine-month period ended September 30, 2026 due to the Arrangements totaled US$176 (2025: US$96) and US$2 (2025: US$2), respectively.

10. Cash flows from operating activities

Nine-month period ended September 30,	Notes	2026	2025
Cash flow from operating activities:
Income before income taxes		5,761	6,758
Adjusted for:
Equity results and other results in associates and joint ventures	26	61	(151)
Impairment and other results related to non-current assets, net	11, 13 and 27	346	755
Changes in estimates related to the provision of Brumadinho	22	7	54
Changes in estimates related to the provision of de-characterization of dams	12	(30)	(118)
Depreciation, depletion and amortization		2,682	2,245
Financial results, net	15	301	(13)
Changes in assets and liabilities:
Accounts receivable	7	(768)	(50)
Inventories	8	(332)	(727)
Suppliers and contractors	9	1,085	827
Other assets and liabilities, net		(471)	(541)
Cash generated from operations		8,642	9,039

19

Operating assets

Operating assets

Burucutu mine - MG
Photo: Cristiano Oliveira

20

11. Property, plant, and equipment

	Notes	Land	Building and facilities	Equipment	Mineral properties	Railway equipment	Right-of-use assets	Other	Construction in progress	Total
Balance as of December 31, 2025		659	18,320	4,542	4,267	2,389	607	2,384	10,457	43,625
Additions		–	–	–	–	–	26	–	3,694	3,720
Interest capitalization		–	–	–	–	–	–	–	28	28
Disposals		–	(53)	(8)	(1)	(10)	–	(3)	(180)	(255)
Asset retirement and environmental compensation obligations	12	–	–	–	45	–	–	–	–	45
Depreciation, depletion and amortization		–	(845)	(512)	(342)	(134)	(118)	(335)	–	(2,286)
Translation adjustment		30	905	154	41	142	16	85	444	1,817
Transfers		61	1,743	732	1,454	199	–	341	(4,530)	–
Balance as of September 30, 2026		750	20,070	4,908	5,464	2,586	531	2,472	9,913	46,694
Cost		750	36,100	12,356	16,573	4,689	1,646	6,103	9,913	88,130
Accumulated depreciation		–	(16,030)	(7,448)	(11,109)	(2,103)	(1,115)	(3,631)	–	(41,436)
Balance as of September 30, 2026		750	20,070	4,908	5,464	2,586	531	2,472	9,913	46,694

Balance as of December 31, 2024		590	16,150	4,038	4,547	2,088	660	2,192	9,719	39,984
Additions		–	–	–	–	–	54	–	3,473	3,527
Interest capitalization		–	–	–	–	–	–	–	17	17
Disposals		(6)	(49)	(4)	(7)	(9)	–	(4)	(424)	(503)
Asset retirement and environmental compensation obligations	12	–	–	–	3	–	–	–	–	3
Depreciation, depletion and amortization		–	(785)	(455)	(326)	(116)	(108)	(273)	–	(2,063)
Transfer to held for sale	27(a)	–	(330)	(358)	(1)	–	(37)	(48)	(57)	(831)
Translation adjustment		81	2,309	453	417	348	38	246	1,270	5,162
Transfers		11	2,008	976	(542)	166	–	350	(2,969)	–
Balance as of September 30, 2025		676	19,303	4,650	4,091	2,477	607	2,463	11,029	45,296
Cost		676	32,956	11,084	14,674	4,397	1,543	5,654	11,029	82,013
Accumulated depreciation		–	(13,653)	(6,434)	(10,583)	(1,920)	(936)	(3,191)	–	(36,717)
Balance as of September 30, 2025		676	19,303	4,650	4,091	2,477	607	2,463	11,029	45,296

For further details on right-of-use assets and lease liabilities, see note 19.

21

12. Provision for de-characterization of dam structures and asset retirement obligations

The Company is subject to local laws and regulations, that require the decommissioning of the assets that Vale operates at the end of their useful lives, as well as the de-characterization of dams and dikes built using the upstream method, located in Brazil. Vale incorporates dam de-characterization and asset decommissioning into its risk management strategy and, as a result of the Brumadinho dam failure (note 22) and, in compliance with laws and regulations, the Company has decided to accelerate the plan to “de-characterize” of all its dams and dikes built under the upstream method in Brazil. These structures are in different stages of maturity, for which the estimate of expenditures includes in its methodology a high degree of uncertainty in the definition of the total cost of the project in accordance with best market practices.

Expenses related to demobilization occur after the end of operational activities and throughout the life of operations through progressive closures. In Brazil, these obligations are regulated at the Federal and State levels by ANM (National Mining Agency) and Environmental Agencies, respectively. Among the requirements, the closure plans must consider the physical, chemical and biological stability of the areas and post-closure actions for the period necessary to verify the effectiveness of the decommissioning. These obligations are provisioned and are subject to critical estimates and assumptions applied to the measurement of costs by the Company.

The Company also operates tailings dams in Canada, including upstream compacted dams. However, the Company decided that these dams will be decommissioned using other methods, thus, the provision to carry out the decommissioning of dams in Canada is recognized as “Obligations for decommissioning assets and environmental obligations”.

(Gains)/losses recognized in the income statement

	Three-month period ended September 30,		Nine-month period ended September 30,
	2026	2025	2026	2025
De-characterization of upstream geotechnical structures	26	(53)	(30)	(118)
Obligation for asset decommissioning	9	(3)	–	9
Total	35	(56)	(30)	(109)

Provision changes during the period

	Notes	De-characterization of upstream geotechnical structures (i)	Asset retirement obligations	Environmental obligations	Total
Balance as of December 31, 2025		2,097	3,621	444	6,162
Changes in estimates - amounts for closed plants charged to the income statement		(30)	–	–	(30)
Changes in estimates – capitalized value for operational plants		–	39	6	45
Disbursements		(228)	(161)	(84)	(473)
Monetary and present value adjustments		124	136	22	282
Transfer to assets held for sale	27(a)	–	(151)	–	(151)
Translation adjustments		130	65	11	206
Balance as of September 30, 2026		2,093	3,549	399	6,041

(i) The cash outflows for de-characterization projects are estimated for a period up to 13 years and were discounted to present value at an annual rate in real terms, which decreased from 7.77% on December 31, 2025 to 7.64% on September 30, 2026.

Operational stoppage

The Company has suspended some operations due to judicial decisions or technical analysis performed by Vale regarding the safety of its geotechnical structures located in Brazil. The Company has been recording losses in relation to the operational stoppage and idle capacity in the amount of US$10 and US$27 for the three and nine-month period ended September 30, 2026, respectively (2025: US$10 and US$31, respectively). Vale is working on legal and security to resume operations.

22

Asset retirement obligations and environmental obligations

	Liability			Discount rate	Cash flow maturity
	September 30, 2026	December 31, 2025	September 30, 2026	December 31, 2025	September 30, 2026	December 31, 2025
Liability by geographical area
Brazil	2,389	2,299	7.10%	7.17%	2,163	2,163
Canada	1,294	1,487	1.92%	1.81%	2,152	2,152
Oman	153	153	4.20%	3.48%	2,035	2,035
Other regions	112	126	3.37%	2.75%	-	-
	3,948	4,065
Operating plants	2,853	2,961
Closed plants	1,095	1,104
	3,948	4,065

Financial guarantees

The Company has guarantees issued by financial institutions in the amount of US$1,215 as of September 30, 2026 (December 31, 2025: US$1,134), in connection with the asset retirement obligations for the operations from Vale Base Metals segment.

13. Intangible assets

	Notes	Goodwill	Concessions	Software	Research and development projects	Patents	Total
Balance as of December 31, 2025		1,297	7,091	80	2	483	8,953
Additions		–	187	26	–	–	213
Disposals		–	–	–	(1)	–	(1)
Amortization		–	(226)	(32)	–	(53)	(311)
Translation adjustment		80	438	5	–	30	553
Balance as of September 30, 2026		1,377	7,490	79	1	460	9,407
Cost		1,377	9,800	707	1	531	12,416
Accumulated amortization		–	(2,310)	(628)	–	(71)	(3,009)
Balance as of September 30, 2026		1,377	7,490	79	1	460	9,407

Balance as of December 31, 2024		3,038	6,942	84	450	–	10,514
Additions		–	239	24	–	–	263
Disposals		–	(4)	–	–	–	(4)
Amortization		–	(206)	(33)	–	–	(239)
Impairment		(117)	–	–	–	–	(117)
Transfer to held for sale	27(a)	(131)	(770)	–	(3)	–	(904)
Translation adjustment		259	1,080	12	71	–	1,422
Balance as of September 30, 2025		3,049	7,281	87	518	–	10,935
Cost		3,049	9,256	666	518	–	13,489
Accumulated amortization		–	(1,975)	(579)	–	–	(2,554)
Balance as of September 30, 2025		3,049	7,281	87	518	–	10,935

23

14. Railway concessions

Liabilities related to the concession grants

The Company’s integrated operations encompass the railway concessions of the Vitória a Minas Railroad ("EFVM") and the Carajás Railroad ("EFC"). The EFVM railway connects the mines of the Southern System, located in the Quadrilátero Ferrífero region in the Brazilian state of Minas Gerais, to the Port of Tubarão in Vitória, Espírito Santo. The EFC railway links the mines of the Northern System in the Carajás region, in the state of Pará, to the Ponta da Madeira maritime terminal in São Luís, Maranhão. The liabilities related to these railway concessions are presented below:

	Consolidated						Discount rate
	December 31, 2025	Changes in estimates	Monetary and present value adjustments	Disbursements	Translation adjustment	September 30, 2026	September 30, 2026	December 31, 2025	Remaining term of obligations
Payment obligation	1,341	(3)	92	(48)	82	1,464	7.43% - 11.04%	7.49% - 11.04%	31 years
Infrastructure investment	1,053	9	60	(361)	69	830	6.52% - 7.62%	7.15% - 9.10%	6 years
	2,394	6	152	(409)	151	2,294
Current liabilities	570					529
Non-current liabilities	1,824					1,765
Liabilities	2,394					2,294

In December 2020, the Company entered into an agreement with the Federal Government to extend its operating concessions for the EFC and EFVM for thirty years, extending the maturity date from 2027 to 2057.

Later, in January 2024, responding to a request from the Ministry of Transportation ("MT"), Vale, the National Land Transport Agency (“ANTT”), and the Brazilian Federal Government, resumed discussions on the general conditions of the concession agreements. In December, 2024, they established the general framework for a renegotiation of the concession agreements entered in December 2020, with the aim of promoting the modernization and updating of the existing contracts. This process was subject to evaluation and approval by the competent authorities and was to be formalized through a consensual solution discussed with the relevant bodies involved at the Brazilian Federal Court of Accounts. However, in August, 2025, within the context of the consensual solution conducted by the Brazilian Federal Court of Accounts, it was not possible to reach consensus among the parties within the established deadline.

In April 2026, Vale’s Board of Directors approved the continuation of negotiations related to the optimization of the EFC and EFVM concession agreements with the MT, ANTT, and Infra S.A., within the scope of their respective legal authorities. Any potential accounting impacts, if applicable, will be recognized in the period in which an agreement is signed.

Despite the ongoing discussions, the concession agreements remain in force, the Company remains in compliance with the established obligations, and continues to be committed to the general terms defined in the agreement entered into in December, 2024. Vale believes that the provisions recognized remain adequate to meet the obligations related to the existing concession agreements.

24

Financial management

Financial management

Tubarão unit - ES
Photo: Gabriel Lordello

25

15. Financial results

		Three-month period ended September 30,		Nine-month period ended September 30,
	Notes	2026	2025	2026	2025
Financial income
Short-term investments		89	120	300	313
Others		21	28	60	63
		110	148	360	376
Financial expenses
Interest on loans and borrowings	21	(232)	(258)	(740)	(708)
Expenses from bonds repurchase		–	–	–	(44)
Interest on working capital transactions	7 and 9	(58)	(21)	(176)	(103)
Taxes on financial income		(19)	(18)	(46)	(54)
Interest on other financial liabilities	5(d), 19 and 20(a)	(33)	(31)	(108)	(89)
Others		(92)	(68)	(191)	(184)
		(434)	(396)	(1,261)	(1,182)
Other financial items, net
Foreign exchange and indexation gains (losses), net		(367)	(195)	(854)	(519)
Participative shareholders' debentures	20(b)	(34)	(149)	(72)	(228)
Derivative financial instruments, net	17	863	253	1,526	1,566
		462	(91)	600	819
Total		138	(339)	(301)	13

26

16. Financial assets and liabilities

a)	Classification

The Company classifies its financial instruments in accordance with the purpose for which they were acquired, and determines the classification and initial recognition according to the following categories:

		September 30, 2026				December 31, 2025
Financial assets	Notes	Amortized cost	At fair value through OCI	At fair value through profit or loss	Total	Amortized cost	At fair value through OCI	At fair value through profit or loss	Total
Current
Cash and cash equivalents (i)		4,841	–	–	4,841	7,372	–	–	7,372
Short-term investments (ii)		–	–	195	195	–	–	194	194
Derivative financial instruments	17	–	–	794	794	–	–	414	414
Accounts receivable	7	186	–	2,769	2,955	161	–	2,136	2,297
Loans - Related parties	29	4	–	–	4	43	–	–	43
		5,031	–	3,758	8,789	7,576	–	2,744	10,320
Non-current
Judicial deposits	24(c)	573	–	–	573	651	–	–	651
Restricted cash	20	7	–	–	7	9	–	–	9
Derivative financial instruments	17	–	–	803	803	–	–	203	203
Investments in equity securities	20	–	81	–	81	–	63	–	63
Loans - Related parties	29	244	–	–	244	207	–	–	207
		824	81	803	1,708	867	63	203	1,133
Total of financial assets		5,855	81	4,561	10,497	8,443	63	2,947	11,453

Financial liabilities
Current
Suppliers and other payables	9	6,814	–	–	6,814	5,565	–	–	5,565
Derivative financial instruments	17	–	–	131	131	–	–	94	94
Loans and borrowings	18	1,190	–	–	1,190	518	–	–	518
Leases	19	161	–	–	161	160	–	–	160
Subordinate notes	20(a)	4			4	4			4
Railway concession	14	529	–	–	529	570	–	–	570
Other financial liabilities - Related parties	29	188	–	–	188	235	–	–	235
Other financial liabilities	20	315	–	–	315	322	–	–	322
		9,201	–	131	9,332	7,374	–	94	7,468
Non-current
Derivative financial instruments	17	–	–	140	140	–	–	52	52
Loans and borrowings	18	16,341	–	–	16,341	17,616	–	–	17,616
Leases	19	441	–	–	441	508	–	–	508
Subordinate notes	20(a)	742	–	–	742	741	–	–	741
Participative shareholders' debentures	20(b)	–	–	2,344	2,344	–	–	2,254	2,254
Railway concession	14	1,765	–	–	1,765	1,824	–	–	1,824
Other financial liabilities	20	–	–	14	14	–	–	–	–
		19,289	–	2,498	21,787	20,689	–	2,306	22,995
Total of financial liabilities		28,490	–	2,629	31,119	28,063	–	2,400	30,463

(i) Includes US$1,445 (2025: US$2,531) denominated in R$, US$3,052 (2025: US$4,612) denominated in US$ and US$344 (2025: US$229) denominated in other currencies.

(ii) It substantially comprises investments in debt securities and investments in exclusive investment funds, whose portfolio is composed of repo operations and bank certificates of deposit ("CDBs").

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b) Hierarchy of fair value

		September 30, 2026			December 31, 2025
	Notes	Level 1	Level 2	Total	Level 1	Level 2	Total
Financial assets
Short-term investments		29	166	195	33	161	194
Derivative financial instruments	17	–	1,597	1,597	–	617	617
Accounts receivable	7	–	2,769	2,769	–	2,136	2,136
Investments in equity securities	20	–	81	81	–	63	63
		29	4,613	4,642	33	2,977	3,010

Financial liabilities
Derivative financial instruments	17	–	271	271	–	146	146
Participative shareholders' debentures	20(b)	–	2,344	2,344	–	2,254	2,254
Other financial liabilities	20	–	14	14	–	–	–
		–	2,629	2,629	–	2,400	2,400

There were no transfers between levels 1 and 2 of the fair value hierarchy during the period presented. The Company had no financial assets or financial liabilities measured at fair value classified within level 3 for the periods presented.

c) Fair value of loans, borrowings and subordinated notes

Loans, borrowings and subordinated notes are measured at amortized cost. To determine the fair value of these financial instruments traded in secondary markets, the closing market quotations on the balance sheet dates were used. The carrying amount of the other financial liabilities measured at amortized cost represents a reasonable approximation of their respective fair value.

	September 30, 2026		December 31, 2025
	Carrying amount	Fair value	Carrying amount	Fair value
Bonds	7,724	7,466	7,683	8,034
Debentures	2,608	2,533	2,370	2,351
Total loans and borrowings	10,332	9,999	10,053	10,385

Subordinated notes	746	730	745	748

17. Financial and capital risk management

Effects of derivatives on the statement of financial position

	September 30, 2026		December 31, 2025
	Assets	Liabilities	Assets	Liabilities
Foreign exchange and interest rate risk	1,244	250	588	133
Commodities price risk	353	19	29	13
Embedded derivatives	–	2	–	–
Total	1,597	271	617	146

Net exposure

	September 30, 2026	December 31, 2025
Foreign exchange and interest rate risk (i)	994	455
Commodities price risk	334	16
Embedded derivatives	(2)	–
Total	1,326	471

(i) Includes a positive balance of US$521 and US$181 as of September 30, 2026 and December 31, 2025, respectively, related to transactions to mitigate foreign exchange and interest rate fluctuations on loans, borrowings and provisions related to Brumadinho and Samarco.

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Effects of derivatives on the income statement

	Gain (loss) recognized in the income statement
	Three-month period ended September 30,		Nine-month period ended September 30,
	2026	2025	2026	2025
Foreign exchange and interest rate risk	410	226	964	1,547
Commodities price risk	453	27	564	18
Embedded derivatives	–	–	(2)	1
Total	863	253	1,526	1,566

Effects of derivatives on the cash flows

	Financial settlement inflows (outflows)
Nine-month period ended September 30,	2026	2025
Foreign exchange and interest rate risk	456	387
Commodities price risk	246	(11)
Total	702	376

a) Market risk

a.i) Foreign exchange and interest rates

	Notional		Fair value		Fair value by year
Flow	September 30, 2026	December 31, 2025	September 30, 2026	December 31, 2025	2027	2028	2029+
Foreign Exchange and Interest Rate Derivatives	US$ 14,343	US$ 9,201	994	455	151	295	548

The sensitivity analysis of these derivative financial instruments is presented as follows:

Instrument's main risk events	Fair value	Scenario I (∆ of 25%)	Scenario II (∆ of 50%)
R$ depreciation	994	(1,135)	(3,416)
US$ interest rate inside Brazil decrease	994	731	432
Brazilian interest rate increase	994	212	(428)
TJLP interest rate decrease	994	994	994
IPCA index decrease	994	789	601
SOFR interest rate decrease	994	979	964

a.ii) Protection program for product prices and input costs

	Notional		Fair value		Fair value by year
Flow	September 30, 2026	December 31, 2025	September 30, 2026	December 31, 2025	2027	2028	2029+
Brent crude oil (bbl)
Options	25,398,189	22,224,999	256	(5)	107	149	–

Bunker (tons)
Bunker fowards	480	–	54	–	–	54	–

Forward Freight Agreement (days)
Freight forwards	19,263	2,070	19	15	3	9	7

Fixed price Nickel sales protection (ton)
Nickel forwards	28,398	3,557	5	5	9	(4)	–

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The sensitivity analysis of these derivative financial instruments is presented as follows:

Instrument	Instrument's main risk events	Fair value	Scenario I (∆ of 25%)	Scenario II (∆ of 50%)
Brent crude oil (bbl)	Decrease in fuel oil price	310	(243)	(735)
Forward Freight Agreement (days)	Decrease in freight price	19	(5)	(29)
Hedge for fixed-price nickel sales (tons)	Decrease in nickel price	5	12	1

a.iii) Embedded derivatives in contracts

	Notional		Fair value		Fair value by year
Flow	September 30, 2026	December 31, 2025	September 30, 2026	December 31, 2025	2027	2028	2029+
Embedded derivative (pellet price) in natural gas purchase agreement (volume/month)
Call options	746,667	746,667	(2)	–	–	–	(2)

The sensitivity analysis of these derivative financial instruments is presented as follows:

Instrument	Instrument's main risk events	Fair value	Scenario I (∆ of 25%)	Scenario II (∆ of 50%)
Embedded derivative (pellet price) in natural gas purchase agreement (volume/month)
Embedded derivatives - Gas purchase	Pellet price increase	(2)	(4)	(9)

a.iv) Hedge accounting

	Gain recognized in the other comprehensive income
	Three-month period ended September 30,		Nine-month period ended September 30,
	2026	2025	2026	2025
Net investment hedge	2	73	171	359

b) Credit risk management

b.i) Financial Counterparties’ ratings

The transactions of derivative instruments, cash and cash equivalents, as well as short-term investments are held with financial institutions whose exposure limits are periodically reviewed and approved by the delegated authority. The financial institutions' credit risk is performed through a methodology that considers, among other information, ratings provided by international rating agencies.

The table below presents the ratings in foreign currency as published by Moody’s regarding the main financial institutions used by the Company to contract derivative instruments, cash and cash equivalents transaction.

	September 30, 2026		December 31, 2025
	Cash and cash equivalents and investment	Derivatives	Cash and cash equivalents and investment	Derivatives
Aa2	278	25	721	1
Aa3	23	7	–	–
A1	1,799	576	2,918	169
A2	3	29	1	–
A3	546	134	1,339	61
Baa2	4	–	2	–
Baa3	36	–	55	–
Ba1 (i)	1,513	485	1,658	198
Ba2 (i)	834	341	872	188
	5,036	1,597	7,566	617

(i) A substantial part of the balances is held with financial institutions in Brazil which are deemed investment grade in local currency.

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c) Liquidity risk management

The liquidity risk arises from the possibility that Vale might not perform its obligations on due dates, as well as face difficulties to meet its cash requirements due to market liquidity constraints.

The Company manages its cash on a consolidated basis and has sufficient capacity to meet its short-term obligations.

18. Loans and borrowings

a) Outstanding balance of loans and borrowings by type and currency

		Current liabilities		Non-current liabilities
	Average interest rate (i)	September 30, 2026	December 31, 2025	September 30, 2026	December 31, 2025
Quoted in the secondary market:
US$ Bonds	6.05%	–	–	7,602	7,607
R$ Debentures	7.54%	45	57	2,493	2,286
Debt contracts in Brazil in (ii):
R$, indexed to TJLP, TR, IPCA, IGP-M and CDI	9.75%	46	44	60	89
Basket of currencies and bonds in US$ indexed to SOFR		–	–	–	150
Debt contracts in the international market in:
US$, with variable and fixed interest	5.28%	840	205	5,647	6,944
Other currencies, with fixed interest	5.73%	12	12	28	43
Other currencies, with variable interest	2.73%	5	5	511	497
Accrued charges		242	195	–	–
Total		1,190	518	16,341	17,616

(i) In order to determine the average interest rate for debt contracts with floating rates, the Company used the rate applicable as of September 30, 2026.

(ii) The Company entered into derivatives to mitigate the exposure to cash flow variations of all floating rate debt contracted in Brazil, resulting in an average cost of 3.17% per year in US$.

The reconciliation of loans and borrowings with the cash flows arising from financing activities is presented in note 21.

b) Future flows of principal and interest of loans and borrowings payments

	Principal	Estimated future interest payments (i)
2026	125	310
2027	899	962
2028	629	935
2029	2,958	900
From 2030 to 2032	4,610	1,899
2033 onwards	8,068	3,932
Total	17,289	8,938

(i) Based on interest rate curves and foreign exchange rates applicable as of September 30, 2026 and considering that the payments of principal will be made on their contracted payments dates. The amount includes the estimated interest not yet accrued and the interest already recognized in the annual financial statements.

c) Covenants

The Company's main financial covenants require it to maintain certain ratios, such as the leverage ratio and interest coverage ratio. Vale is also subject to non-financial covenants normally practiced in the market, such as compliance with certain governance and environmental standards, among others.

The Company is required to comply with these financial covenants at the end of each annual reporting period and there are no indications that Vale would have difficulties complying with them on the next measurement date, which will be as of December 31, 2026.

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19. Leases

a) Right of use

	December 31, 2025	Additions and contract modifications	Depreciation	Translation adjustment and others	September 30, 2026
Ports	26	26	(12)	–	40
Vessels	345	–	(51)	–	294
Pelletizing plants	90	(11)	(24)	6	61
Properties	83	–	(14)	5	74
Energy plants	21	–	(5)	3	19
Others	42	11	(12)	2	43
Total	607	26	(118)	16	531

b) Leases liabilities

	December 31, 2025	Additions and contract modifications	Payments (i)	Interest	Transfer to held for sale (note 27a)	Translation adjustment and others	September 30, 2026
Ports	31	26	(26)	1	–	2	34
Vessels	350	–	(53)	9	–	–	306
Pelletizing plants	97	(11)	(11)	3	–	5	83
Properties	97	–	(19)	3	–	8	89
Energy plants	43	–	(8)	2	–	–	37
Others	50	11	(8)	2	(4)	2	53
Total	668	26	(125)	20	(4)	17	602
Current liabilities	160						161
Non-current liabilities	508						441
Total	668						602

(i) The total amount of the variable lease payments not included in the measurement of lease liabilities was US$127 recorded in the income statement for the nine-month period ended September 30, 2026 (2025: US$77 in the nine-month period ended September 30, 2025).

Annual minimum payments and remaining lease term

The following table presents the undiscounted lease obligation by maturity date. The lease liability recognized in the statement of financial position is measured at the present value of such obligations.

	2026	2027	2028	2029	2030 onwards	Total	Remaining term (years)	Discount rate
Ports	–	12	2	2	24	40	17	4% to 6%
Vessels	18	70	59	50	138	335	1 to 7	4%
Pelletizing plants	23	24	21	6	22	96	1 to 7	2% to 5%
Properties	5	21	20	16	32	94	1 to 13	2% to 6%
Energy plants	1	5	5	5	28	44	1 to 4	5%
Others	5	16	12	7	4	44	1 to 4	3% to 6%
Total	52	148	119	86	248	653

Additionally, the Company is a lessee in lease agreements that have not yet commenced, related to the implementation of tailings reprocessing plants at Vale's operations as part of the Waste to Value program. These leases are expected to commence in 2027, with contractual terms ranging from five to seven years. The nominal amount of fixed lease payments under these agreements is US$14 in 2027, US$40 in 2028, US$40 in 2029 and US$99 from 2030 onwards.

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20. Other financial assets and liabilities

		Current		Non-Current
	Notes	September 30, 2026	December 31, 2025	September 30, 2026	December 31, 2025
Other financial assets
Restricted cash		-	-	7	9
Derivative financial instruments	16	794	414	803	203
Investments in equity securities		-	-	81	63
Loans - Related parties	29(b)	4	43	244	207
		798	457	1,135	482
Other financial liabilities
Derivative financial instruments	16	131	94	140	52
Subordinated notes	20(a)	4	4	742	741
Participative shareholders’ debentures	20(b)	-	-	2,344	2,254
Other financial liabilities - Related parties	29(b)	188	235	-	-
Other		315	322	14	-
		638	655	3,240	3,047

a) Subordinated notes

These instruments mature in 2056 and have payment priority only over share capital, being subordinated to all of Vale’s financial and non-financial obligations.

Remuneration is paid through semiannual interest at an initial rate of 6% per year. However, the Company holds the right to defer the payment of such interest until the maturity of the principal, subject to events under its control.

In February 2026, the Company paid remuneration on these subordinated instruments in the amount of US$11.

b) Participative shareholders' debentures

The impact of the participative shareholders' debentures on the financial results is presented in note 15, and the weighted-average price of secondary-market trades in the last month of period year is presented below:

	Average price (R$)
Three-month period ended September 30,	2026	2025
Participative shareholders’ debentures	40.59	36.54

On October 1st, 2026 (subsequent event), the Company made available for withdrawal as remuneration the amount of US$99 for the first semester of 2026 (2025: US$112 for the first semester of 2025).

On April 1st, 2026, the Company made available for withdrawal as remuneration the amount of US$139 for the second semester of 2025 (2025: US$132 for the second semester of 2024).

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21. Cash flows from financing activities

Reconciliation of cash flows from liabilities arising from financing activities

	Quoted in the secondary market	Other debt contracts in Brazil	Other debt contracts on the international market	Total loans and borrowings	Subordinated notes	Total
Balance as of December 31, 2025	10,053	285	7,796	18,134	745	18,879
Additions	–	–	1,123	1,123	–	1,123
Payments	(40)	(185)	(1,803)	(2,028)	–	(2,028)
Interest paid (i)	(379)	(13)	(315)	(707)	(33)	(740)
Cash flow from financing activities	(419)	(198)	(995)	(1,612)	(33)	(1,645)
Effect of exchange rate	148	13	12	173	–	173
Interest accretion	550	6	280	836	34	870
Non-cash changes	698	19	292	1,009	34	1,043
Balance as of September 30, 2026	10,332	106	7,093	17,531	746	18,277

Balance as of December 31, 2024	8,539	337	5,916	14,792	–	14,792
Additions	1,830	–	2,468	4,298	–	4,298
Payments	(361)	(33)	(1,037)	(1,431)	–	(1,431)
Interest paid (i)	(375)	(21)	(298)	(694)	–	(694)
Cash flow from financing activities	1,094	(54)	1,133	2,173	–	2,173
Transfer to held for sale	(210)	(30)	–	(240)	–	(240)
Effect of exchange rate	245	34	29	308	–	308
Interest accretion	542	12	256	810	–	810
Non-cash changes	577	16	285	878	–	878
Balance as of September 30, 2025	10,210	299	7,334	17,843	–	17,843

(i) Classified as operating activities in the statement of cash flows.

Fundings in 2026

•	In the second quarter of 2026, the Company contracted loans of US$161 (R$812 million), indexed to SOFR plus spread adjustments, with maturities between 2027 and 2031.
•	In the first quarter of 2026, the Company contracted loans of US$962 (R$5,016 million) indexed to SOFR plus spread adjustments with maturities between 2027 and 2031.

Payments in 2026

•	In October 2026 (subsequent event), the Company paid interest on debentures in the amount of US$40 (R$207 million).
•	In the third quarter of 2026, the Company settled loans of US$829 (R$4,258 million).
•	In the second quarter of 2026, the Company settled loans of US$81 (R$415 million) and paid interest on debentures in the amount of US$79 (R$399 million).
•	In the first quarter of 2026, the Company settled loans of US$1,117 (R$5,864 million).

Fundings in 2025

•	In the third quarter of 2025, the Company contracted loans of US$1,011 (R$5,586 million) indexed to SOFR or LPR adjusted for spread adjustments with maturities between 2028 and 2030.
•	In the second quarter of 2025, the Company (i) contracted loans of US$596 (R$3,326 million), indexed to SOFR plus spread adjustments, with maturities between 2026 and 2030, and (ii) issued debentures of US$1,080 (R$6 billion), indexed to Brazilian Consumer Price Index (IPCA) plus 6.76% to 6.89% per year, paid semi-annually. The issuance was structured in three series of US$363 (R$2 billion) each, maturing in 2032, 2035, and 2037. The proceeds will be used in infrastructure investment projects related to railway concessions.
•	In the first quarter of 2025, the Company (i) contracted loans of US$861 (R$5,025 million) indexed to SOFR plus spread adjustments with maturities between 2026 and 2029, and (ii) issued bonds of US$750 (R$4,324 million) with a coupon of 6.40% per year, payable semi-annually, and maturing in 2054.

Payments in 2025

•	In the third quarter of 2025, the Company settled loans of US$449 (R$2,490 million).
•	In the second quarter of 2025, the Company paid interest on debentures in the amount of US$28 (R$164 million).
•	In the first quarter of 2025, the Company settled loans of US$150 (R$862 million) and redeemed notes maturing in 2034, 2036, and 2039 in the total amount of US$329 (R$1,890 million) and paid a premium of US$44 (R$254 million), recorded as “Bond premium repurchase” in the financial results of the period.

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Provisions, contingencies and other commitments

Vargem Grande unit
Photo: Nilmar Lages

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22. Brumadinho dam failure

In January 2019, a tailings dam (“Dam I”) experienced a failure at the Córrego do Feijão mine, in the city of Brumadinho, state of Minas Gerais, Brazil. The failure released a flow of tailings debris, destroying some of Vale’s facilities, affecting local communities and disturbing the environment. The tailings released have caused an impact of around 315 km in extension, reaching the nearby Paraopeba River. The dam failure in Brumadinho (“event”) resulted in 270 fatalities or presumed fatalities, including two pregnant women, and caused extensive property and environmental damage in the region.

As a result of the dam failure, the Company recognized provisions to meet its assumed obligations, including indemnification to those affected by the event, remediation of the impacted areas and compensation to the society. In addition, the Company has incurred expenses, which have been recognized straight to the income statement, in relation to tailings management, communication services, humanitarian assistance, payroll, legal services, water supply, among others.

(Gains)/losses recognized in the income statement

	Three-month period ended September 30,		Nine-month period ended September 30,
	2026	2025	2026	2025
Integral Reparation Agreement	13	(2)	12	(32)
Other obligations	(5)	7	(5)	86
Incurred expenses	147	76	483	232
Insurance	–	(3)	(113)	(8)
Expenses related to Brumadinho event	155	78	377	278

Changes in the provision in the period

	December 31, 2025	Changes in estimates	Monetary and present value adjustments	Disbursements	Translation adjustment	September 30, 2026
Integral Reparation Agreement
Payment obligations	189	–	14	(111)	15	107
Provision for socio-economic reparation and others	317	15	33	(112)	20	273
Provision for social and environmental reparation	515	(3)	50	(153)	33	442
	1,021	12	97	(376)	68	822
Other obligations
Tailings containment, geotechnical safety and environmental reparation	542	(7)	43	(116)	34	496
Individual indemnification	75	2	7	(29)	5	60
Other	273	–	18	(74)	16	233
	890	(5)	68	(219)	55	789
Liability	1,911	7	165	(595)	123	1,611

The cash flow for obligations are estimated for an average period ranging from 4 to 6 years and were discounted to the present value at a rate in real terms, which decreased from 8.07% on December 31, 2025 to 7.20% on September 30, 2026.

Judicial Settlement for Integral Reparation

On February 4, 2021, the Company entered into a Judicial Settlement for Integral Reparation (“Global Settlement”), which was under negotiations since 2019, with the State of Minas Gerais, the Public Defender of the State of Minas Gerais and the Federal and the State of Minas Gerais Public Prosecutors Offices, to repair the environmental and social damage resulting from the Dam I rupture. As a result of the Global Settlement, the requests for the reparation of socioenvironmental and socioeconomic damages caused by the dam failure were substantially resolved.

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The Global Settlement includes: (i) payment obligations, of which the funds will be used directly by the State of Minas Gerais and Institutions of Justice for socioeconomic and socioenvironmental compensation projects; (ii) performance obligation related to socioeconomic projects in Brumadinho and other 25 municipalities from the Paraopeba River Basin; and (iii) performance obligations related to compensation of the environmental damage caused by the dam failure. These obligations are projected for an average period of 4 to 6 years.

In addition, the Global Settlement addresses the diffuse and collective socioeconomic damages resulting from the disaster, with the exception of supervening damages, individual damages and homogeneous individual damages of a divisible nature, in accordance with the claims of the lawsuits not extinguished by the Global Settlement.

For the measures described in items (i) and (ii), the amounts are specified in the Global Settlement. For the execution of the environmental recovery, actions have no cap limit, despite having been estimated in the Global Settlement due to the Company's legal obligation to fully repair the environmental damage caused by the dam failure. Therefore, although Vale is monitoring this provision, the amount recorded could materially change depending on several factors that are not under the Company’s control.

Other obligations

The Company is also working to ensure geotechnical safety of the remaining structures at the Córrego do Feijão mine, in Brumadinho, and the removal and proper disposal of the tailings of Dam I, including dredging part of the released material and de-sanding from the channel of the river Paraopeba.

For the individual indemnification, Vale and the Public Defendants of the State of Minas Gerais formalized an agreement on April 5, 2019, under which those affected by the Brumadinho’s dam failure may join an individual or family group out-of-court settlement agreements for the indemnification of material, economic and moral damages. This agreement establishes the basis for a wide range of indemnification payments, which were defined according to the best practices and case law of Brazilian Courts, following rules and principles of the United Nations.

Legal Proceedings

Class and individual actions in the United States

Vale is defending itself against a class action brought before a Federal Court in New York and filed by holders of securities - American Depositary Receipts ("ADRs") - issued by Vale.

In November 2021, a new complaint was filed by eight investment funds that chose to seek redress for alleged damages independently and separately from the class members of the main action, with, for the most part, similar allegations to those presented in the main class action. In March 2026, the Court granted Vale's request and dismissed the portion of the claims brought by these investment funds that was not aligned with the claims asserted in the main class action.

In April 2026, the Court granted Vale’s request to exclude, in its entirety, the damages calculation model prepared by the plaintiffs’ expert in the class action lawsuit. The parties commenced the discovery phase in May 2026.

In August 2026, the Court established a timetable for the parties’ submissions in connection with the summary judgment briefing.

The likelihood of loss of these proceedings is considered possible. However, considering the current phase of these lawsuits, including the fact that the claimants have not specified the amounts of the alleged damages in their respective claims, it is not yet possible to reliably estimate the amount of a potential loss.

Arbitration proceedings in Brazil filed by shareholders, a class association and foreign investment funds

In Brazil, Vale is defending itself in four arbitration proceedings in which the claimants seek compensation for alleged damages resulting from the devaluation of the Company’s shares. The claims are based on the allegation that the Company was aware of the risks related to the safety of the Brumadinho dam and failed to disclose such risks to its shareholders.

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Among these proceedings, only one does not have an estimated value assigned by the claimants. In the others:

•	Arbitration filed by foreign legal entities, the claimants estimated losses of approximately US$347 (R$1,800 million), plus interest and monetary adjustment.
•	Arbitration also filed by foreign legal entities, the estimated amount was approximately US$753 (R$3,900 million), subject to interest and monetary adjustment.
•	Proceeding filed by 384 minority shareholders, the amount in dispute was set at US$579 (R$3,000 million), related to a single event, subject to interest and monetary adjustment, and may be increased at a later stage as alleged by the claimants.
•	Arbitration initiated by foreign legal entities, with no estimated amount assigned by the claimants.

The Company disputes all ongoing proceedings and classifies the likelihood of loss as possible. However, given the early stage of the arbitration proceedings and the lack of detailed claims and grounds, it is not possible at this time to reliably estimate the amount of any potential loss.

23. Liabilities related to associates and joint ventures

In November 2015, the Fundão tailings dam owned in Mariana, Minas Gerais, by Samarco Mineração S.A. (“Samarco”) experienced a failure, flooding certain communities and impacting communities and the environment along the Doce River. The dam failure resulted in 19 fatalities and caused property and environmental damage to the affected areas. Samarco is a joint venture equally owned by Vale S.A. and BHP Billiton Brasil Ltda. (‘‘BHPB’’).

In October 2024, Vale, Samarco and BHPB, together with the Brazilian Federal Government, the State Governments of Minas Gerais and Espírito Santo, the Federal and State Public Prosecutors’ and Public Defenders’ Offices and other Brazilian public entities (jointly, “the Parties”) entered into an agreement for the integral and definitive reparation of the impacts derived from the Fundão dam collapse, in Mariana, Minas Gerais ("Definitive Settlement") which was ratified in November 2024, as shown in item b) below.

a) Changes in provision related to the Samarco dam failure

The changes on the provision are presented below:

Total
Balance as of December 31, 2025	2,613
Changes in estimates (i)	365
Monetary and present value adjustments	147
Disbursements	(1,080)
Translation adjustments	181
Balance as of September 30, 2026	2,226

The cash outflows to meet the obligations are discounted to present value at an annual rate in real terms of 7.58% on September 30, 2026 (7.66% on December 31, 2025).

(i) The main effect in the period resulted from the commitment assumed by Samarco in supporting structural investments in the Rio Doce basin region, resulting in an additional provision of US$181.

b) Definitive Settlement for the full reparation

The Definitive Settlement, estimated in US$32.6 billion (R$170 billion), replaced all previous agreements and covers both disbursements made prior to its ratification and new financial commitments, which will be paid over 20 years in remediation and compensation actions. In addition, it provides for initiatives to be implemented by Samarco, with disbursements estimated to occur within the three years following ratification.

Samarco has primary responsibility for the obligations, while Vale and BHPB hold subsidiary responsibility, in proportion to their 50% ownership interests, in case Samarco fails to comply such obligations. The judicial ratification of the agreement extinguished several significant lawsuits filed in Brazil, for which the requests for dismissal were jointly submitted by Vale, BHPB, and Samarco.

In August 2026, the adherence of an additional 19 municipalities that were already originally eligible, including Mariana, to the Definitive Settlement was confirmed, bringing the total number of participating municipalities to 45 out of 49. As a consequence, the municipalities are required to withdraw from lawsuits related to the Fundão dam failure in Brazil and abroad.

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c) Remaining legal proceedings

With the Definitive Agreement, the public civil actions brought by the Brazilian Justice Institutions and Brazilian public authorities were substantially resolved and the parameters for compliance with the reparation and compensation for damages were defined. Thus, the remaining most relevant legal proceedings are shown below:

Claims in the United Kingdom and the Netherlands

In July 2024, Vale and BHP have entered into a confidential agreement without any admission of liability pursuant to Vale and BHP will share equally any potential payment obligations arising from the UK and Dutch Claims, described below.

United Kingdom claim - As a result of the rupture of Samarco’s Fundão dam failure, BHP Group Ltd (“BHP”) was named as defendant in group action claims for damages filed in the courts of England and Wales for approximately 610,000 claimants, between individuals, companies and municipalities from Brazil that were supposedly affected by the Samarco dam failure (the “UK Claim”).

The proceedings were structured in separate phases, with the first phase resulting in a finding of liability against BHP, while upholding the terms of the settlement agreements entered into in Brazil. As a result of these terms, the claimants have acknowledged, to date, a reduction in the number of claimants to approximately 442,000.

As a result of this decision, the Company reassessed the likelihood of loss in relation to this proceeding as probable, and recognized an additional provision of US$449, corresponding to its 50% interest in Samarco, in the income statement as "Equity results and other results in associates and joint ventures", which is presented in the statement of financial position as "Liabilities related to associates and joint ventures", as it is associated with the failure of the Fundão tailings dam, owned by Samarco.

Preparations are currently underway for the second phase of the trial. This phase will analyze general matters related to causal link and alleged damages, and in this phase parties will need to produce evidence. The judgment of this case is foreseen to take place between April 2027 and March 2028. Case management conferences (“CMCs”) are scheduled to take place in the fourth quarter of 2026, and an ongoing dispute between two law firms concerning the representation of the claimants may affect the procedural timetable.

Following the mediation process conducted in Brazil, the claims of 18 municipalities, including Mariana, that recently adhered to the Definitive Settlement were discontinued from the UK proceedings, as confirmed by a court ruling issued in September 2026.

Netherlands proceeding - A proceeding was filed against the Company by certain Brazilian municipalities, a company, and a foundation that represents thousands of individuals and some entities, alleging that they were affected by the failure of Samarco’s Fundão dam in 2015.

In March 2024, a court in Amsterdam granted a preliminary injunction freezing the shares in Vale Holdings B.V., a wholly owned subsidiary incorporated in the Netherlands, and the economic rights attached to those shares, for securing the approximate amount of US$1,051 (EUR926 million). Following the adherence of additional municipalities to the Definitive Settlement from 2025 to 2026, the amount was reduced to US$812 (EUR716 million).

In October 2025, Vale submitted its jurisdictional defense in response to the lawsuit filed against the Company, and the hearing for the first stage of the proceedings took place in July 2026. The Court provisionally scheduled a jurisdictional ruling for November 2026, although the date may be subject to change depending on the Court’s calendar.

The likelihood of loss of this proceeding is considered possible. However, considering the initial phase, it is not yet possible to reliably estimate the amount of a potential loss, and an estimate may become quantifiable as the case progresses.

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24. Legal and administrative proceedings

The Company is a defendant in numerous legal and administrative actions in the ordinary course of business, including civil, tax, environmental and labor proceedings.

The Company makes use of estimates to recognize the amounts and the probability of outflow of resources, based on reports and technical assessments and on management’s assessment. Provisions are recognized for probable losses of which a reliable estimate can be made.

Arbitral, legal and administrative decisions against the Company, new jurisprudence and changes of existing evidence can result in changes regarding the probability of outflow of resources and on the estimated amounts, according to the assessment of the legal basis.

The lawsuits related to Brumadinho event (note 22) and the Samarco dam failure (note 23) are presented in its specific notes to these financial statements and, therefore, are not disclosed below.

a) Provision for legal and administrative proceedings

(Gains)/losses recognized in the income statement

	Three-month period ended September 30,		Nine-month period ended September 30,
	2026	2025	2026	2025
Tax litigations	23	64	9	66
Civil litigations	1	7	15	(32)
Labor litigations	34	57	151	153
Environmental litigations	(2)	–	(2)	31
Total	56	128	173	218

Changes in the provisions in the period

	Tax litigation	Civil litigation	Labor litigation	Environmental litigation	Total of litigation provision
Balance as of December 31, 2025	217	150	657	19	1,043
Additions and reversals, net	9	15	151	(2)	173
Payments	(44)	(14)	(120)	–	(178)
Indexation and interest	24	10	49	–	83
Translation adjustment	13	10	40	1	64
Balance as of September 30, 2026	219	171	777	18	1,185

The Company has considered all information available to assess the likelihood of an outflow of resources and in the preparation of the estimate of the costs that may be required to settle the obligations.

Tax litigations – The Company is party to several administrative and legal proceedings related mainly to the incidence of Brazilian federal contributions ("PIS" and "COFINS"), Value-added tax ("ICMS") and other taxes. The tax litigation related to income taxes is presented in note 5(c).

Civil litigations – Refers to lawsuits for: (i) indemnities for losses, payments and contractual fines due to contractual imbalance or non-compliance that are alleged by suppliers, and (ii) land claims referring to real estate Vale's operational activities.

Labor litigations – Refers to lawsuits for claims by in-house employees and service providers, primarily involving demands for additional compensation for overtime work, moral damages or health and safety conditions.

Environmental litigations – Refers mainly to proceedings for environmental damages and issues related to environmental licensing.

40

b) Contingent liabilities

	September 30, 2026	December 31, 2025
Tax litigations	11,514	7,218
Civil litigations	2,471	2,111
Labor litigations	399	376
Environmental litigations	2,277	1,201
Total	16,661	10,906

The significant contingent liabilities for which the likelihood of loss is considered possible are discussed below.

Tax proceedings - Financial compensation for the exploitation of mineral resources (“CFEM”)

The Company is engaged in numerous administrative and judicial proceedings related to the mining royalty known as CFEM. The proceedings arise from assessments by the Brazilian National Mining Agency (“Agência Nacional de Mineração - ANM”), which main discussions involve the deduction of taxes, insurance and transportation costs indicated in the corresponding invoice of CFEM payments, in addition to CFEM charges on pellet sales and the revenues from sales made by Vale's foreign subsidiaries.

In September 2026, the Company received additional tax assessments covering the period from November 2017 to December 2022, for which the likelihood of loss has been assessed as possible. Considering the assessments received in prior periods, the total amount involved in these proceedings is US$5,852 as of September 30, 2026 (December 31, 2025: US$2,301).

Environmental litigations - Overflow from the Viga and Fábrica mines

In January 2026, there was a leak of water containing sediments (soil) at the operational units of Fábrica and Viga, located in the municipalities of Ouro Preto, Minas Gerais, and Congonhas, Minas Gerais, respectively. As a result of this event, the Municipality of Congonhas temporarily suspended the operating permits for Vale’s operations at the aforementioned units, and the activities became subject to preventive administrative and judicial restrictions.

The Company then became a party to five judicial proceedings, in which preliminary injunctions were granted primarily requiring the provision of information and technical documents, the implementation of emergency containment and mitigation measures, structural and environmental monitoring, and the imposition of operational restrictions in the affected areas. The requests to freeze financial assets in connection with these proceedings were denied, without prejudice to the restrictions imposed on mining rights in the federal lawsuits.

In August 2026, the Public Prosecutor’s Office of the State of Minas Gerais, the State of Minas Gerais and the Company entered into a Commitment Agreement, without any acknowledgment of fault or assumption of liability by Vale. The agreement provides for a schedule for the resumption of operations, environmental remediation measures, structural safety measures, recovery of the affected areas, a consensual technical assessment and an independent audit. After Vale submitted supplementary technical information and a subsequent technical review was conducted, the state court authorized the partial resumption of operations at the Fábrica Complex in September 2026.

The total amount estimated across the actions is US$604 (R$3,131 million), and the likelihood of loss has been classified as possible.

Civil litigations - Notices of Infraction issued by the National Mining Agency ("ANM")

In 2026, Vale received notices of infraction issued by the National Mining Agency (ANM) related to the Pico mine in Itabirito (MG), the Mar Azul mine in Nova Lima (MG), the Gongo Soco mine in Barão dos Cocais (MG), and the overflow that occurred at Fábrica Mine in Congonhas (MG), seeking the imposition of fines in the amounts of US$27, US$241, US$96 and US$79, respectively, based on alleged violations under ANM resolutions. The Company submitted administrative defenses contesting these notices, which are currently suspended. The likelihood of loss was classified as possible.

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c) Judicial deposits

	September 30, 2026	December 31, 2025
Tax litigations	392	386
Civil litigations	87	156
Labor litigations	80	97
Environmental litigations	14	12
Total	573	651

d) Guarantees contracted for legal and administrative proceedings

In addition to the above-mentioned tax, civil, labor and environmental judicial deposits, the Company contracted US$4.7 billion (December 31, 2025: US$3.5 billion) in guarantees for its lawsuits, as an alternative to judicial deposits.

42

Capital structure

Tubarão Port - ES
Photo: Victor Nogueira

43

25. Equity

a) Share capital

As of September 30, 2026, the share capital was US$61,714 corresponding to 4,439,159,764 shares issued and fully paid without par value. The Board of Directors may, regardless of changes to by-laws, approve the issue and cancellation of common shares, including the capitalization of profits and reserves to the extent authorized.

	September 30, 2026
Shareholders	Common shares	Golden shares	Total
Previ (i)	302,352,702	–	302,352,702
Mitsui&co (i)	286,347,055	–	286,347,055
Blackrock, Inc (ii)	242,018,951	–	242,018,951
Capital World Investors (ii)	384,837,491	–	384,837,491
Total shareholders with more than 5% of capital	1,215,556,199	–	1,215,556,199
Free floating	3,040,206,584	–	3,040,206,584
Golden shares (iii)	–	12	12
Total outstanding (without shares in treasury)	4,255,762,783	12	4,255,762,795
Shares in treasury	183,396,969	–	183,396,969
Total capital	4,439,159,752	12	4,439,159,764

(i) Number of shares owned by shareholders, as per statement provided by the custodian, based on shares listed at B3.

(ii) Number of shares as reported by the Company in Schedule 13G/A, filed with the SEC.

(iii) Number of special class preferred shares ("golden shares") held by the Brazilian Federal Government, which grants it limited veto power over certain Company resolutions, as well as the right to elect and dismiss one member to the Fiscal Council.

In July, 2026, the proposal for a capital increase was submitted for deliberation and approved at the General Shareholders' Meeting, in the amount of US$100 (R$500 million), through the capitalization of the tax incentive reserve.

b) Cancellation of treasury shares

During the nine-month period ended September 30, 2026, the Board of Directors approved cancellations of common shares issued by Vale S.A., acquired and held in treasury, without reducing the amount of its share capital or equity. During the nine-month period ended September 30, 2025, there were no share cancellations.

	Number of canceled shares	Carrying amount
Cancellation approved on March 12, 2026	99,847,816	1,388
Nine-month period ended September 30, 2026	99,847,816	1,388

c) Share buyback program

In July, 2026, the Board of Directors approved a share buyback program, limited to a maximum of 100,000,000 common shares or their respective ADRs, for a period of up to 18 months, starting from the termination of the previously existing program, ended in August 2026, detailed below:

	Total of shares repurchased		Effect on cash flows
Nine-month period ended September 30,	2026	2025	2026	2025
Shares buyback program up to 120,000,000 shares (i)
Acquired by Parent Company	13,751,600	–	214	–
Shares buyback program	13,751,600	–	214	–

(i) In February 19, 2025, the Board of Directors approved the common shares buyback program, limited to a maximum of 120,000,000 common shares or their respective ADRs, with a term of 18 months.

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d) Remuneration approved

The Vale S.A.'s By-laws determines as its minimum mandatory remuneration to Vale shareholders an amount equal to 25% of the net income, after appropriations to legal and tax incentive reserves. The remuneration approved as interest on capital (“JCP”) is gross up with the income tax applicable to Vale’s shareholders. The remuneration to Vale’s shareholders was based on the following resolutions:

	Approval date	Payment date	Remuneration per share (US$)	Total amount approved
Dividends related to fiscal year 2024	2/19/2025	3/14/2025	0.347	1,596
Interest on capital (JCP) related to fiscal year 2025	7/31/2025	9/3/2025	0.339	1,448
				3,044
Dividends related to fiscal year 2025	11/27/2025	1/7/2026	0.234	1,000
Dividends and interest on capital (JCP) related to fiscal year 2025	11/27/2025	3/4/2026	0.440	1,879
Advance dividends and interest on capital (JCP) for the 2026 fiscal year (i)	7/30/2026	9/2/2026	0.322	1,701
				4,580

(i) In July, 2026 the Board of Directors approved JCP and Dividends to its shareholders in the total amount of US$1,314 (R$6,676 million) and US$387 (R$1,966), respectively, which was fully paid in September, 2026 as an anticipation of the remuneration for the year ending on December 31, 2026.

d.i) Dividends reconciliation

Total
December 31, 2025	2,651
Translation adjustment	96
Addition by decision of the Board of Directors in anticipation of current year remuneration	1,701
Withholding Income Tax on Interest on Equity	(208)
Payments, net of withholding taxes	(4,213)
Prescribed remuneration	(5)
September 30, 2026	22

45

Related parties

BioParque Vale
Photo: Washington Alves

46

26. Investments in associates and joint ventures

	Business	% ownership	December 31, 2025	Equity results in income statement	Dividends declared	Translation adjustment	Fair value remeasurement	Others	September 30, 2026
Associates and joint ventures
In Brazil
Aliança Geração de Energia S.A.	Energy	30.00	240	17	(13)	–	–	7	251
Aliança Norte Energia Participações S.A.	Energy	51.00	66	(8)	–	5	–	–	63
Anglo American Minério de Ferro do Brasil S.A.	Iron ore	15.00	649	40	–	–	–	–	689
Companhia Coreano-Brasileira de Pelotização	Pellets	50.00	88	13	–	5	–	–	106
Companhia Hispano-Brasileira de Pelotização	Pellets	50.89	44	7	(2)	3	–	–	52
Companhia Ítalo-Brasileira de Pelotização	Pellets	50.90	75	6	–	6	–	2	89
Companhia Nipo-Brasileira de Pelotização	Pellets	51.00	157	25	–	9	–	5	196
MRS Logística S.A.	Logistics	49.01	804	83	(34)	47	–	–	900
Samarco Mineração S.A. (note 23)	Pellets	50.00	–	–	–	–	–	–	–
VLI S.A.	Logistics	29.60	410	49	–	24	–	2	485
Others	–	–	60	(4)	–	4	28	2	90
Abroad
PT Vale Indonesia Tbk	Vale Base Metals	33.88	1,842	46	(15)	(1)	–	–	1,872
Vale Oman Distribution Center	Logistics	50.00	594	31	(64)	–	–	–	561
			5,029	305	(128)	102	28	18	5,354
Other results in associates and joint ventures				(366)
Equity results and other results in associates and joint ventures				(61)

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27. Acquisitions and divestitures

Effects on the income statement

		Three-month period ended September 30,		Nine-month period ended September 30,
	Notes	2026	2025	2026	2025
Aliança Geração de Energia S.A.	27(c)	–	(89)	–	(206)
		–	(89)	–	(206)

a) Thompson Operations, Canada (held for sale) – In January 2025, Vale announced a strategic review to explore alternatives related to Vale Base Metals’ global mining portfolio, including the intention to assess a potential divestment of its mining and exploration assets in Thompson, Manitoba, as part of a process to optimize and enhance the competitiveness of its integrated nickel portfolio.

In February 2026, the Company entered into a binding agreement to establish a new company, together with Exiro Minerals Corporation, Orion Resources Partners LP, and Canada Growth Fund Inc., collectively referred to as "the Investors”.

Under the terms of the agreement, Vale will hold an 18.9% equity interest in the new company through the contribution of the Thompson assets, including certain related obligations, and a cash contribution of up to US$15. The Investors will hold a combined 81.1% equity interest in the new company through a cash contribution of up to US$185.

The agreement also provides that the Company may receive an earn-out of up to US$200, payable over a period of up to 20 years, subject to the achievement of certain nickel price levels. Based on current estimates, Vale does not expect such milestones to be achieved.

In October 2026 (subsequent event), following receipt of all required regulatory approvals, the transaction was completed and did not have material impact on the Company's financial statements. Vale's interest in the new company will be accounted for as an investment in an associate and subsequently measured using the equity method, reflecting the significant influence that the Company will exercise over the investee.

As a result of the aforementioned agreement, Vale classified the assets to be contributed and the liabilities to be transferred as non-current assets held for sale, as presented below.

September 30, 2026
Assets
Inventories	25
Total assets (i)	25

Liabilities
Asset retirement obligations (ii)	178
Leases	2
Employee benefits	19
Total liabilities	199

(i)The carrying amount of property, plant and equipment has been fully impaired since 2024.

(ii) Although the agreement provides for the transfer of the decommissioning obligations related to the Thompson operating assets, Vale will assume the obligation to reimburse such liability up to a limit of US$281 (CAD400 million). Accordingly, upon derecognizing the currently estimated liability of US$178 at the closing of the transaction, the Company will recognize a new liability in the same amount, related to the reimbursement obligation, which is within the limit established in the agreement.

b) Agreement to purchase an equity interest in Ligga S.A. (“Ligga”) – Ligga is a Brazilian mining company that controls and operates the Ferro Sul mine, an iron ore production complex located in Carajás and Curionópolis, in the state of Pará, with an annual production capacity of approximately two million metric tons. In September 2026, Vale entered into a binding agreement with Ligga and its shareholders, pursuant to which Vale committed to make a capital contribution of US$189 in exchange for shares representing a 30% equity interest in Ligga.

Upon completion of the transaction, which is subject to customary closing conditions and is expected to occur by the end of 2026, Ligga will be classified as an associate, and the investment will be accounted for under the equity method due to Vale’s significant influence over the investee.

c) Divestment of Aliança Geração de Energia S.A. (“Aliança”) – In March 2025, the Company signed an agreement with Global Infrastructure Partners for the sale of 70% of its stake in Aliança, including the operations of Sol do Cerrado solar plant and Risoleta Neves hydroelectric plant. As a result, the related assets and liabilities were classified as held for sale, and Vale recognized an impairment loss in the amount of US$117 in the income statement of the three-month period ended March 31, 2025, as "Impairment and other results related to non-current assets, net".

The transaction was completed in September 2025, when Vale lost control over Aliança and recognized an additional loss of US$89 in the income statement of the three-month period ended September 30, 2025, as "Impairment and other results related to non-current assets, net". The remaining 30% interest was accounted for as an investment in an associate using the equity method.

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28. Employee benefits

		Current liabilities		Non-current liabilities
	Notes	September 30, 2026	December 31, 2025	September 30, 2026	December 31, 2025
Payroll, related charges and other remunerations		985	1,014	–	–
Charges related to share-based payments	28(a)	2	51	–	–
Employee post-retirement obligation	28(b)	68	68	1,142	1,214
		1,055	1,133	1,142	1,214

a) Share-based payments

For the long-term incentive programs, the Company compensation plans include Matching Program and Performance Share Unit program (“PSU”), with three-year-vesting cycles, respectively, with the aim of encouraging employee’s retention and encouraging their performance. The fair value of the programs is recognized on a straight-line basis in the income statement, with a corresponding entry in the equity, over the three-year required service period, net of estimated losses.

Matching Program

For the Matching program, the participants can acquire Vale’s common shares in the market. If the shares acquired are held for a period of three years, obeying the program rules, the participant is entitled to receive from Vale an award in shares, equivalent to the number of shares originally acquired.

The fair value of the Matching program was estimated using the Company's share price and ADR and the number of shares granted on the grant date.

	2026 Program	2025 Program	2024 Program
Granted shares	1,870,710	2,453,783	2,244,659
Share price	16.07	10.13	12.02

Performance Shares Units (“PSU”)

Under the PSU, eligible executives can earn, after a three-year vesting cycle, an award in common shares conditioned to Vale's performance factor measured based on Total Shareholder Return ("TSR"), ROIC and Environmental, Social and Governance ("ESG") metrics.

The fair value of the PSU program was measured by estimating the performance factor using Monte Carlo simulations for the Return to Shareholders Indicator and health and safety and sustainability indicators. The assumptions used for the Monte Carlo simulations are shown in the table below, as well as the result used to calculate the expected value of the total performance factor.

	2026 Program	2025 Program	2024 Program
Granted shares	2,014,599	1,973,979	1,873,175
Date shares were granted	May 5, 2026	May 6, 2025	April 29, 2024
Share price	15.93	9.31	12.49
Expected volatility	28.12%	33.82%	35.60%
Expected term (in years)	3	3	3
Expected shareholder return indicator	94.04%	87.67%	66.95%
Expected performance factor	92.24%	98.61%	89.50%

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b) Employee post-retirement obligation

Reconciliation of assets and liabilities recognized in the statement of financial position

	September 30, 2026	December 31, 2025
Movements of assets ceiling
Balance at beginning of the period	997	860
Interest income	74	107
Changes on asset ceiling	37	(64)
Translation adjustment	37	94
Balance at end of the period	1,145	997

Amount recognized in the statement of financial position
Present value of actuarial liabilities	(5,453)	(5,638)
Fair value of assets	5,463	5,471
Effect of the asset ceiling	(1,145)	(997)
Liabilities, net	(1,135)	(1,164)

Current assets	6	30
Non-current assets	69	88
Assets	75	118
Current liabilities	(68)	(68)
Non-current liabilities	(1,142)	(1,214)
Liabilities	(1,210)	(1,282)

29. Related parties

The Company’s related parties are subsidiaries, joint ventures, associates, shareholders and its related entities and key management personnel of the Company.

Related party transactions were made by the Company on terms equivalent to those that prevail in arm´s-length transactions, with respect to price and market conditions that are no less favorable to the Company than those arranged with third parties.

Net operating revenue relates mainly to sale of iron ore and right to use capacity on railroads. Cost and operating expenses mostly relate to the variable lease payments of the pelletizing plants. In June 2026, Vale renewed its contract with MRS for the rail transportation of iron ore, pellets, and related products from loading terminals in Minas Gerais to port terminals in Rio de Janeiro. The contract, effective until 2041, includes a take-or-pay clause under which Vale guarantees MRS the payment of 85% of the annual budgeted revenue based on the approved transportation program. The estimated nominal value of the contract is approximately US$8.4 billion (R$43.5 billion) over 15 years.

Purchases, accounts receivable and other assets, and accounts payable and other liabilities relate largely to amounts charged by joint ventures and associates related to the pelletizing plants operational lease and railway transportation services.

The effects arising from the failure of the Fundão tailings dam, owned by the joint venture Samarco Mineração S.A., are presented in note 23, and the other effects associated with investments in joint ventures and associates are presented in note 26.

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a) Transactions with related parties

Three-month period ended September 30,	2026			2025
	Net operating revenue	Cost and other operating revenues and expenses	Financial result	Net operating revenue	Cost and other operating revenues and expenses	Financial result
Associates and Joint Ventures
Pelletizing companies (i)	–	(68)	(8)	–	(30)	(8)
MRS Logística S.A.	–	(125)	–	–	(126)	–
Norte Energia S.A.	–	(34)	–	–	(21)	–
Vale Oman Distribution Center	–	(96)	–	–	(73)	–
VLI	60	(9)	–	62	(10)	(2)
PTVI	–	(180)	–	–	(171)	–
Anglo American	–	(71)	4	–	(96)	2
Aliança Geração de Energia S.A.	2	(61)	–	–	–	–
Others	10	(1)	1	3	–	–
	72	(645)	(3)	65	(527)	(8)
Shareholders
Bradesco	–	–	35	–	–	44
Mitsui	41	–	–	22	–	–
Banco do Brasil	–	–	71	–	–	–
	41	–	106	22	–	44
Total	113	(645)	103	87	(527)	36

Nine-month period ended September 30,	2026			2025
	Net operating revenue	Cost and other operating revenues and expenses	Financial result	Net operating revenue	Cost and other operating revenues and expenses	Financial result
Associates and Joint Ventures
Pelletizing companies (i)	–	(145)	(25)	–	(59)	(28)
MRS Logística S.A.	–	(342)	–	–	(340)	–
Norte Energia S.A.	–	(86)	–	–	(49)	–
Vale Oman Distribution Center	–	(223)	–	–	(200)	–
VLI	233	(26)	–	227	(32)	(4)
PTVI	–	(493)	–	–	(468)	–
Anglo American	–	(237)	13	–	(144)	9
Aliança Geração de Energia S.A.	2	(168)	–	–	–	–
Others	24	(1)	1	19	–	(3)
	259	(1,721)	(11)	246	(1,292)	(26)
Shareholders
Bradesco	–	–	53	–	–	278
Mitsui	105	–	–	83	–	–
Cosan	–	–	–	8	(16)	–
Banco do Brasil	–	–	124	–	–	–
	105	–	177	91	(16)	278
Total	364	(1,721)	166	337	(1,308)	252

(i) Aggregated entities: Companhia Coreano-Brasileira de Pelotização, Companhia Hispano-Brasileira de Pelotização, Companhia Ítalo-Brasileira de Pelotização and Companhia Nipo-Brasileira de Pelotização.

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b) Outstanding balances with related parties

	Assets
	September 30, 2026			December 31, 2025
	Cash and cash equivalents	Accounts receivable and other	Dividends receivable and other assets	Cash and cash equivalents	Accounts receivable and other	Dividends receivable and other assets
Associates and Joint Ventures
Pelletizing companies (i)	–	–	–	–	–	7
MRS Logística S.A.	–	–	43	–	–	9
VLI	–	82	–	–	41	–
PTVI	–	–	–	–	1	–
Anglo American	–	–	248	–	–	254
Others	–	7	4	–	6	9
	–	89	295	–	48	279
Shareholders
Bradesco	362	–	111	1,003	–	82
Banco do Brasil	107	–	132	186	–	9
Mitsui	–	32	–	–	49	–
	469	32	243	1,189	49	91
Pension plan	–	17	–	–	18	–
Total	469	138	538	1,189	115	370

	Liabilities
	September 30, 2026		December 31, 2025
	Supplier and contractors	Other liabilities	Supplier and contractors	Other liabilities
Associates and Joint Ventures
Pelletizing companies (i)	128	188	28	235
MRS Logística S.A.	14	–	25	–
Vale Oman Distribution Center	84	–	49	–
VLI	1	113	3	81
PTVI	84	–	58	–
Anglo American	68	–	28	–
Others	49	–	43	–
	428	301	234	316
Shareholders
Bradesco	–	–	–	24
	–	–	–	24
Pension plan	12	–	–	–
Total	440	301	234	340

(i) Aggregated entities: Companhia Coreano-Brasileira de Pelotização, Companhia Hispano-Brasileira de Pelotização, Companhia Ítalo-Brasileira de Pelotização and Companhia Nipo-Brasileira de Pelotização.

c) Key management personnel compensation

During the nine-month period ended September 30, 2026, the compensation of the Company’s key management personnel, including share-based payments, was US$21 (2025: US$27).

52

Basis of preparation and other requirements

Capanema mine - MG
Photo: Nayara Leite

53

30. Basis of preparation of condensed consolidated interim financial statements

The condensed consolidated interim financial statements of the Company (“interim financial statements”) have been prepared and are being presented in accordance with IAS 34 - Interim Financial Reporting, as issued by the International Accounting Standards Board ("IASB"). All material information for the interim financial statements, and only this information, are presented consistently with those used by the Company's Management.

The interim financial statements have been prepared to update users on the relevant events and transactions that occurred in the period and must be read together with the financial statements for the year ended December 31, 2025. All accounting policies, accounting estimates and judgments, risk management and measurement methods are the same as those adopted in the preparation of the latest annual financial statements.

These interim financial statements were authorized for issue by the Board of Directors on October 29, 2026.

a) Functional currency and presentation currency

The interim financial statements of the Company and its associates and joint ventures are measured using the currency of the primary economic environment in which each entity operates (“functional currency”), in the case of the Parent Company it is the Brazilian real (“R$”). For presentation purposes, these interim financial statements are presented in the United States dollars (“US$”) as the Company believes that this is how international investors analyze the financial statements.

The main exchange rates used by the Company to translate its foreign operations are as follows:

			Average rate
	Closing rate		Three-month period ended September 30,		Nine-month period ended September 30,
	September 30, 2026	December 31, 2025	2026	2025	2026	2025
US Dollar ("US$")	5.1809	5.5024	5.1366	5.4488	5.1481	5.6502
Canadian dollar ("CAD")	3.6460	4.0187	3.6698	3.9574	3.7158	4.0413
Euro ("EUR")	5.8777	6.4692	5.9097	6.3679	5.9756	6.3188

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Report of independent registered public accounting firm

To the shareholders and Board of Directors of

Vale S.A.

Results of review of interim financial statements

We have reviewed the accompanying condensed consolidated interim statement of financial position of Vale S.A. and its subsidiaries (the "Company") as of September 30, 2026, and the related condensed consolidated interim income statements and statements of comprehensive income for the three-month and nine-month periods ended September 30, 2026 and September 30, 2025 and the condensed consolidated interim statements of changes in equity and cash flows for the nine-month periods ended September 30, 2026 and September 30, 2025, including the related notes (collectively referred to as the "interim financial statements"). Based on our reviews, we are not aware of any material modifications that should be made to the accompanying interim financial statements for them to be in conformity with IAS 34 - Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB).

We have previously audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statement of financial position of the Company as of December 31, 2025, and the related consolidated income statement, statement of comprehensive income, statement of changes in equity and statement of cash flows for the year then ended (not presented herein), and in our report dated February 12, 2026, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated statement of financial position as of December 31, 2025, is fairly stated, in all material respects, in relation to the consolidated statement of financial position from which it has been derived.

Basis for review results

These interim financial statements are the responsibility of the Company's management. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our review in accordance with the standards of the PCAOB. A review of interim financial statements consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the PCAOB, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Rio de Janeiro, October 29, 2026

/s/PricewaterhouseCoopers
Auditores Independentes Ltda.

1 of 2
www.pwc.com.br	PricewaterhouseCoopers Auditores Independentes Ltda. Rua do Russel, 804, 7[o], Ed. Manchete, Rio de Janeiro, RJ, Brasil, 22210-907 T: +55 (11) 4004-8000

55

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Thiago Lofiego
Date: October 29, 2026		Director of Investor Relations